                                          Rule 424(b)5
                                          Registration Statement No. 333-67211

                  Subject to Completion, Dated June -- , 1999
       PROSPECTUS SUPPLEMENT TO FORD CREDIT PROSPECTUS DATED MAY 27, 1999
                  AND FORD PROSPECTUS DATED NOVEMBER 24, 1998

                                  (FORD LOGO)

                                 $ 000,000,000

                   GLOBAL LANDMARK SECURITIES(TM)("GLOBLSTM")

                           FORD MOTOR CREDIT COMPANY

                    $ 000,000,000   % GLOBLS DUE JUNE   , 20
               $ 000,000,000 FLOATING RATE GLOBLS DUE JUNE   , 20

                               FORD MOTOR COMPANY

                 $ 000,000,000     % GLOBLS DUE JUNE    , 20
                               ------------------

     THE FORD CREDIT GLOBLS: Ford Credit will issue the -- % GlobLS due June
 -- , 20-- (the "Ford Credit Fixed Rate Notes") and the Floating Rate GlobLS due June -- , 20-- (the "Ford Credit Floating Rate Notes"). The Ford Credit Fixed Rate Notes and the Ford Credit Floating Rate Notes are referred to together in this document as the "Ford Credit Notes". The Ford Credit Fixed Rate Notes will mature on June --, 20-- and will pay interest semi-annually beginning in December 1999. The Ford Credit Floating Rate Notes will mature on June -- , 20-- and will bear interest at a floating rate equal to the Three Month LIBOR Rate, reset quarterly, plus -- basis points, payable quarterly beginning in September 1999. Ford Credit is solely responsible for payments of principal and interest on the Ford Credit Notes. Ford will not guarantee the Ford Credit Notes.

     THE FORD GLOBLS: Ford will issue the -- % GlobLS due June -- , 20-- (the "Ford Notes"). The Ford Notes will mature on June -- , 20-- and will pay interest semi-annually beginning in December 1999. Ford is solely responsible for payments of principal and interest on the Ford Notes. Ford Credit will not guarantee the Ford Notes.

     The Ford Credit Notes and the Ford Notes are referred to together in this document as the "Notes." The Notes may not be redeemed prior to their respective maturities unless certain events occur involving United States taxation.

     The Notes are offered for sale in the United States, Europe and Asia. Ford Credit and Ford have applied to have the Notes listed and traded on the Luxembourg Stock Exchange and the Stock Exchange of Singapore Limited.
                               ------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUSES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               ------------------

                                          PER FORD                PER FORD
                                           CREDIT                  CREDIT
                                           FIXED                  FLOATING               PER FORD
                                         RATE NOTE      TOTAL    RATE NOTE     TOTAL       NOTE        TOTAL
                                         ---------      -----    ---------     -----     --------      -----
Initial public offering price..........      -- %      $    --       -- %     $    --      --           --
Underwriting discounts and
  commissions..........................      -- %      $    --       -- %     $    --      --           --
Proceeds, before expenses, to issuer...      -- %      $    --       -- %     $    --      --           --

                               ------------------

     The initial public offering prices above do not include accrued interest. Interest on the Notes will accrue from June -- , 1999 and must be paid by the purchaser if the Notes are delivered to the Underwriters after June -- , 1999. Ford Credit and Ford expect that delivery of the Notes will be made to investors on or about June -- , 1999.
                               ------------------

Global Coordinator and Joint Book Manager           Joint Book Manager                   Joint Book Manager
         BEAR, STEARNS & CO. INC.                  MERRILL LYNCH & CO.                  SALOMON SMITH BARNEY

                  Prospectus Supplement dated June  -- , 1999.

THIS PROSPECTUS SUPPLEMENT RELATES TO EFFECTIVE REGISTRATION STATEMENTS UNDER THE SECURITIES ACT OF 1933 AND IS SUBJECT TO COMPLETION OR AMENDMENT. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUSES SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BY ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                PAGE
                                                                ----
Directors and Principal Executive Officers of Ford Credit...     S-4
Directors and Principal Executive Officers of Ford..........     S-5
Capitalization of Ford Credit...............................     S-7
Capitalization of Ford......................................     S-8
Description of Notes........................................     S-9
Certain United States Tax Documentation Requirements........    S-16
United States Taxation of Non-United States Persons.........    S-18
Information Concerning Ford Credit..........................    S-20
Ford Motor Credit Company and Consolidated
  Subsidiaries -- Selected Financial Data...................    S-21
Information Concerning Ford.................................    S-24
Selected Financial Data and Other Data of Ford..............    S-25
Financial Review of Ford....................................    S-26
Industry Data and Market Share of Ford......................    S-33
Ratio of Earnings to Fixed Charges..........................    S-33
Underwriting................................................    S-35
Legal Opinions..............................................    S-37
General Information.........................................    S-37
                       FORD CREDIT PROSPECTUS
Where You Can Find More Information.........................       2
Information Concerning Ford Credit..........................       2
Information Concerning Ford.................................       3
Ratio of Earnings to Fixed Charges..........................       4
Use of Proceeds.............................................       4
Description of Debt Securities..............................       5
Plan of Distribution........................................       8
Legal Opinions..............................................       9
Experts.....................................................       9
                          FORD PROSPECTUS
Where You Can Find More Information.........................       2
Ford Motor Company..........................................       2
Ratio of Earnings to Fixed Charges..........................       3
Use of Proceeds.............................................       3
Description of Debt Securities..............................       3
Plan of Distribution........................................       8
Legal Opinions..............................................       8
Experts.....................................................       9

                            ------------------------

     THE LUXEMBOURG STOCK EXCHANGE TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS DOCUMENT, MAKES NO REPRESENTATION AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THIS DOCUMENT OR THE PROSPECTUSES.

     THE SINGAPORE STOCK EXCHANGE ASSUMES NO RESPONSIBILITY FOR THE CORRECTNESS OF ANY OF THE STATEMENTS OR OPINIONS MADE OR REPORTS CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUSES. ADMISSION TO THE OFFICIAL LIST IS NOT TO BE TAKEN AS AN INDICATION OF THE MERITS OF THE ISSUER OR OF THE NOTES.

     THIS PROSPECTUS SUPPLEMENT RELATES TO DEBT SECURITIES OFFERED SEPARATELY BY FORD CREDIT AND BY FORD. ACCORDINGLY, THIS PROSPECTUS SUPPLEMENT CONSTITUTES A PROSPECTUS SUPPLEMENT TO THE PROSPECTUS FILED AS PART OF FORD CREDIT'S REGISTRATION STATEMENT (FILE NO. 333-75177) AND TO THE PROSPECTUS FILED AS PART OF FORD'S REGISTRATION STATEMENT (FILE NO. 333-67211).

     THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUSES INCLUDE PARTICULARS GIVEN IN COMPLIANCE WITH THE REQUIREMENTS OF THE SINGAPORE STOCK EXCHANGE FOR THE PURPOSE OF GIVING INFORMATION WITH REGARD TO FORD CREDIT AND FORD. FORD CREDIT AND FORD ACCEPT FULL RESPONSIBILITY FOR THE ACCURACY OF THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUSES AND CONFIRM, HAVING MADE ALL REASONABLE INQUIRIES, THAT TO THE BEST OF THEIR KNOWLEDGE AND BELIEF THERE ARE NO OTHER FACTS THE OMISSION OF WHICH WOULD MAKE ANY STATEMENT HEREIN MISLEADING IN ANY MATERIAL RESPECT.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUSES. NO ONE IS AUTHORIZED TO PROVIDE YOU WITH DIFFERENT INFORMATION.

     THE DEBT SECURITIES ARE NOT BEING OFFERED IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED.

     YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUSES IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENTS.

     OFFERS AND SALES OF THE NOTES ARE SUBJECT TO RESTRICTIONS IN RELATION TO THE UNITED KINGDOM, SINGAPORE AND JAPAN, DETAILS OF WHICH ARE SET OUT IN "UNDERWRITING" BELOW. THE DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUSES AND THE OFFERING OF THE NOTES IN CERTAIN OTHER JURISDICTIONS MAY ALSO BE RESTRICTED BY LAW.

     In this Prospectus Supplement and accompanying Prospectuses, unless otherwise specified or the context otherwise requires, references to "dollars", "$" and "U.S.$" are to United States dollars.

           DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS OF FORD CREDIT

Elizabeth S. Acton
Vice President

Michael E. Bannister
Vice President

Terry D. Chenault
Director and
Executive Vice President

Kenneth J. Coates
Director and
Executive Vice President

David P. Cosper
Vice President-Treasurer

John M. Devine
Director

David C. Flanigan
Director and
Executive Vice President

Randy A. Kniebes
Vice President

Malcolm S. Macdonald
Director

John T. Noone
Vice President

George E. Watts
Vice President

Philippe Paillart
Director and
Chairman of the Board

Norman M. Pryor
Vice President

Paul F. Nussbaum
Vice President

Dennis E. Ross
Vice President

Andrew J. Salmon
Vice President

Gregory C. Smith
Director and
Executive Vice President

Richard C. VanLeeuwen
Vice President

A.J. Wagner
Vice President

Dale R. Walker
Director and
Executive Vice President

Joseph M. Walsh
Vice President

All of the above-named persons are full-time employees of Ford or Ford Credit.

               DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS OF FORD

William Clay Ford, Jr.
Chairman of the Board

Michael D. Dingman
Director

Edsel B. Ford II
Director

William Clay Ford
Director

Irvine O. Hockaday, Jr.
Director

Marie-Josee Kravis
Director

Ellen R. Marram
Director

Homer A. Neal
Director

Carl E. Reichardt
Director

John L. Thornton
Director

Jacques A. Nasser
Director, President and
Chief Executive Officer

W. Wayne Booker
Vice Chairman

Peter J. Pestillo
Vice Chairman and Chief of Staff

John M. Devine
Executive Vice President and
Chief Financial Officer

Carlos E. Mazzorin
Group Vice President -- Purchasing and
Ford of Mexico

James J. Padilla
Group Vice President -- Manufacturing

Richard Parry-Jones
Group Vice President -- Product
Development and Quality

Wolfgang Reitzle
Group Vice President -- Premier
Automotive Group

Robert L. Rewey
Group Vice President -- Marketing,
Sales and Service

Henry D. G. Wallace
Group Vice President -- Asia Pacific
Operations and Associations

Gurminder S. Bedi
Vice President -- Truck Vehicle Center

William W. Boddie
Vice President -- Small and
Medium Car Vehicle Center

Mei Wei Cheng
Vice President
(President, Ford Motor (China) Ltd.)

William J. Cosgrove
Vice President -- Business and
Product Strategy

James D. Donaldson
Vice President
(President, Ford of Europe, Inc.)

Wayne S. Doran
Vice President
(Chairman, Ford Motor
Land Development Corporation)

Louise Goeser
Vice President -- Quality

Ronald E. Goldsberry
Vice President -- Global Service
Business Strategy

Elliott S. Hall
Vice President -- Dealer Development

Mark W. Hutchins
Vice President
(President, Lincoln and Mercury)

I. Martin Inglis
Vice President
(President, Ford South American Operations)

Michael D. Jordan
Vice President -- Ford
Customer Service Division

Brian P. Kelley
Vice President

Vaughn A. Koshkarian
Vice President -- Public Affairs

Roman J. Krygier
Vice President -- Powertrain Operations

Malcolm S. Macdonald
Vice President and Treasurer

J. C. Mays
Vice President -- Design

James E. Miller
Vice President

Craig H. Muhlhauser
Vice President
(President, Visteon Automotive Systems)

Janet G. Mullins
Vice President -- Washington Affairs

David L. Murphy
Vice President -- Human Resources

James G. O'Connor
Vice President
(President, Ford Division)

Helen O. Petrauskas
Vice President -- Environmental and
Safety Engineering

William F. Powers
Vice President -- Research

Neil W. Ressler
Vice President and Chief Technical Officer Research and Vehicle Technology

John M. Rintamaki
Vice President -- General Counsel
and Secretary

Ross H. Roberts
Vice President
(President, Ford Investment
Enterprises Corporation)

Dennis E. Ross
Vice President and Chief Tax Officer

Shamel T. Rushwin
Vice President -- Advanced
Manufacturing Engineering

Nicholas V. Scheele
Vice President
(Senior Vice President -- Marketing,
Sales and Service, Ford of Europe)

Chris P. Theodore
Vice President -- Large
and Luxury Car
Vehicle Center

William A. Swift
Vice President and Controller

David W. Thursfield
Vice President -- Vehicle Operations

Robert J. Womac
Vice President
(Executive Vice President, Operations,
Visteon Automotive Systems)

Martin B. Zimmerman
Vice President -- Governmental Affairs

Rolf Zimmerman
Vice President
(Chairman, Ford Werke AG)

     All of the officers listed above are full-time employees of Ford or its subsidiaries.

                         CAPITALIZATION OF FORD CREDIT

     The capitalization of Ford Credit and its subsidiaries at March 31, 1999 is as follows (in millions of U.S. dollars):

                                                              OUTSTANDING    ADDITIONAL
                                                               MARCH 31,     LONG-TERM
                                                                 1999       INDEBTEDNESS
                                                              -----------   ------------
                                                              (UNAUDITED)
SENIOR INDEBTEDNESS, UNSECURED
     Short-term
          Commercial paper..................................  $ 46,818.5
          Other short-term debt.............................     6,543.9
                                                              ----------
               Total short-term debt........................    53,362.4
     Long-term debt payable within one year.................     8,508.2
     Long-term notes and debentures.........................    56,076.5
Ford Credit Fixed Rate Notes offered hereby.................          --       $   --
Ford Credit Floating Rate Notes offered hereby..............          --       $   --
                                                              ----------
               Total debt...................................   117,947.1
                                                              ----------
STOCKHOLDER'S EQUITY
     Capital stock, par value $100 a share (250,000 common
      shares authorized, issued, and outstanding)...........        25.0
     Paid-in surplus (contributions by stockholder).........     4,343.4
     Note receivable from affiliated company................    (1,517.0)
     Accumulated other comprehensive income/loss............      (166.1)
     Earnings retained for use in the business..............     8,211.2
                                                              ----------
               Total stockholder's equity...................    10,896.5
                                                              ----------
TOTAL CAPITALIZATION........................................  $128,843.6
                                                              ==========

     Except as set forth herein, there has been no material change in the capitalization of Ford Credit since March 31, 1999 to the date of this Prospectus Supplement.

                             CAPITALIZATION OF FORD

     The capitalization of Ford and its subsidiaries at March 31, 1999 is as follows (in millions of U.S. dollars):

                                                              OUTSTANDING    ADDITIONAL
                                                               MARCH 31,     LONG-TERM
                                                                 1999       INDEBTEDNESS
                                                              -----------   ------------
AUTOMOTIVE
Debt payable within one year, including the current portion
  of long-term debt.........................................   $  1,501
Long-term debt..............................................      9,976
Minority interests in net assets of subsidiaries............        110
FINANCIAL SERVICES
Debt........................................................    124,887
Minority interests in net assets of subsidiaries............        500
Ford-obligated mandatorily redeemable preferred securities
  of subsidiary trust holding solely junior subordinated
  debentures of Ford........................................        676
TOTAL DEBT..................................................    136,364
Ford Notes offered hereby...................................         --       $     --
STOCKHOLDERS' EQUITY
Preferred Stock, par value $1.00 per share (aggregate
  liquidation preference of $177 million)...................      *
Common Stock, par value $1.00 per share
  Issued and outstanding -- 1,151 million shares............      1,151
Class B Stock, par value $1.00 per share
  Issued and outstanding -- 71 million shares...............         71
Capital in excess of par value of stock.....................      5,147
Accumulated other comprehensive income......................     (1,820)
ESOP loan and treasury stock................................      1,879
Earnings retained for use in business.......................     21,077
                                                               --------
TOTAL STOCKHOLDERS' EQUITY..................................     24,747
                                                               --------
TOTAL CAPITALIZATION........................................   $162,397
                                                               ========

---------------
* Less than 1 million.

     Except as set forth herein, there has been no material change in the capitalization of Ford since March 31, 1999 to the date of this Prospectus Supplement.

                              DESCRIPTION OF NOTES

     This description of terms of the Notes adds information to the descriptions of the general terms and provisions of Debt Securities in the Prospectuses. If this summary differs in any way from the summaries in the Prospectuses, you should rely on this summary. The Ford Credit Notes are part of the Debt Securities registered by Ford Credit in May 1999 and the Ford Notes are part of the Debt Securities registered by Ford in November 1998, each to be issued on terms to be determined at the time of sale. In addition to the Notes offered hereby, Ford Credit Debt Securities in the aggregate principal amount of $8,000,000,000 previously have been designated for sale as Medium Term Notes and Ford Debt Securities in the aggregate principal amount of $500,000,000 previously have been sold.

THE FORD CREDIT FIXED RATE NOTES

     The Ford Credit Fixed Rate Notes will initially be limited to
$ -- ,000,000,000 aggregate principal amount, will be unsecured obligations of Ford Credit and will mature on June -- , 20 -- . The Ford Credit Fixed Rate Notes will bear interest from June -- , 1999 at the rate per annum set forth on the cover page of this Prospectus Supplement. Interest will be payable on June
 -- and December -- of each year, commencing December -- , 1999, to the person in whose names the Ford Credit Fixed Rate Notes are registered at the close of business on the preceding -- and -- , respectively, subject to certain exceptions. Interest on the Ford Credit Fixed Rate Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     The Ford Credit Fixed Rate Notes are not subject to redemption prior to maturity unless certain events occur involving United States taxation. If any of these special tax events do occur, the Ford Credit Fixed Rate Notes will be redeemed at a redemption price of 100% of their principal amount plus accrued and unpaid interest to the date of redemption. See "Description of Notes -- Redemption."

     Ford Credit may, without the consent of the holders of the Ford Credit Fixed Rate Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Ford Credit Fixed Rate Notes. Any additional notes will, together with the Ford Credit Fixed Rate Notes, constitute a single series of the Ford Credit Fixed Rate Notes under the Indenture. No additional notes may be issued if an Event of Default has occurred with respect to the Ford Credit Fixed Rate Notes.

THE FORD CREDIT FLOATING RATE NOTES

     The Ford Credit Floating Rate Notes will initially be limited to
$ -- ,000,000,000 aggregate principal amount, will be unsecured obligations of Ford and will mature on June -- , 20 -- (the "Floating Rate Maturity Date").

     The Ford Credit Floating Rate Notes are not subject to redemption prior to maturity unless certain events occur involving United States taxation. If any of these special tax events do occur, the Ford Credit Floating Rate Notes will be redeemed at a redemption price of 100% of their principal amount plus accrued and unpaid interest to the date of redemption. See "Description of Notes -- Redemption."

     Ford Credit may, without the consent of the holders of the Ford Credit Floating Rate Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Ford Credit Floating Rate Notes. Any additional notes will, together with the Ford Credit Floating Rate Notes, constitute a single series of Ford Credit Floating Rate Notes under the Indenture. No additional notes may be issued if an Event of Default has occurred with respect to the Ford Credit Floating Rate Notes.

     The Ford Credit Floating Rate Notes will bear interest from June -- , 1999 at a floating rate determined in the manner provided below, payable on June -- and December -- of each year (each such day a "Floating Rate Interest Payment Date"), commencing December -- , 1999, to the person in whose name the Ford Credit Floating Rate Notes were registered at the close of business on the 15th day preceding the respective Floating Rate Interest Payment date, subject to certain exceptions.

     The per annum interest rate on the Ford Credit Floating Rate Notes (the "Floating Interest Rate") in effect for each day of an Interest Period (as defined below) will be equal to the Three Month LIBOR Rate plus -- basis points (0. -- %). The Interest Rate for each Interest Period will be set on the --th day of the months of March, June, September and December of each year, commencing with June --, 1999 (each such date an "Interest Reset Date") until the principal on the Ford Credit Floating Rate Notes is paid or made available for payment (the "Principal Payment Date"). If any Interest Reset Date (other than the initial Interest Reset Date occurring on June --, 1999) and Floating Rate Interest Payment Date would otherwise be a day that is not a LIBOR Business Day, such Interest Reset Date and Floating Rate Interest Payment Date shall be the next succeeding LIBOR Business Day, unless the next succeeding LIBOR Business Day is in the next succeeding calendar month, in which case such Interest Reset Date and Floating Rate Interest Payment Date shall be the immediately preceding LIBOR Business Day. "LIBOR Business Day" means any day that is not a Saturday or Sunday and that, in the City of New York or the City of London, is not a day on which banking institutions are generally authorized or obligated by law to close. "Interest Period" shall mean the period from and including an Interest Reset Date to but excluding the next succeeding Interest Reset Date and, in the case of the last such period, from and including the Interest Reset Date immediately preceding the Maturity Date or Principal Payment Date, as the case may be, to but not including the Maturity Date or Principal Payment Date, as the case may be. If the Principal Payment Date or Maturity Date is not a LIBOR Business Day, then the principal amount of the Ford Credit Floating Rate Notes plus accrued and unpaid interest thereon shall be paid on the next succeeding Floating Rate Business Day and no interest shall accrue for the Floating Rate Maturity Date, the Principal Payment Date or any day thereafter. "Floating Rate Business Day" shall mean any day that is not a Saturday or Sunday and that, in the City of New York, is not a day on which banking institutions are generally authorized or obligated by law to close.

     The "Three Month LIBOR Rate" shall mean the rate determined in accordance with the following provisions:

          (i) On the second day on which dealings in deposits in U.S. dollars are transacted in the London interbank market preceding each Interest Reset Date (each such date an "Interest Determination Date"), The Chase Manhattan Bank (the "Reference Agent"), as agent for Ford Credit, will determine the Three Month LIBOR Rate which shall be the rate for deposits in U.S. dollars having a three-month maturity which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on such Interest Determination Date. "Telerate Page 3750" means the display page so designated on the Dow Jones Markets Limited (or such other page as may replace that page on that service or such other service or services as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits). If the Three Month LIBOR Rate on such Interest Determination Date does not appear on the Telerate Page 3750, such Three Month LIBOR Rate will be determined as described in (ii) below.

          (ii) With respect to an Interest Determination Date for which the Three Month LIBOR Rate does not appear on the Telerate Page 3750 as specified in (i) above, the Three Month LIBOR Rate will be determined on the basis of the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market selected by the Reference Agent (the "Reference Banks") at approximately 11:00 a.m., London time, on such Interest Determination Date to prime banks in the London interbank market having a three-month maturity and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time. The Reference Agent will request the principal London office of each of such Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, the Three Month LIBOR Rate on such Interest Determination Date will be the arithmetic mean (rounded upwards, if necessary, to the nearest one hundred-thousandth of a percentage point, with 5 one-millionths of a percentage point rounded upwards) of such quotations. If fewer than two quotations are provided, the Three Month LIBOR Rate on such Interest Determination Date will be the arithmetic mean (rounded upwards, if necessary, to the nearest one hundred-thousandth of a percentage point, with 5 one-millionths of a percentage point rounded upwards) of the rates quoted by three major banks in New York City selected by the Reference Agent at approximately 11:00 a.m., New York City time, on such Interest Determination Date for loans in U.S. dollars to leading European banks, having a three-month maturity and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks in New York City selected as aforesaid by the Reference Agent are not quoting as mentioned in this sentence, the Interest Rate for the Interest Period commencing on the Interest Reset Date following such Interest Determination Date will be the Interest Rate in effect on such Interest Determination Date.

     The amount of interest for each day that a Ford Credit Floating Rate Note is outstanding (the "Daily Interest Amount") will be calculated by dividing the Floating Interest Rate in effect for such day by 360 and multiplying the result by the principal amount of such Ford Credit Floating Rate Note. The amount of interest to be paid on such Ford Credit Floating Rate Note for any Interest Period will be calculated by adding the Daily Interest Amounts for each day in such Interest Period.

     The Interest Rate on the Ford Credit Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

     The Floating Interest Rate and amount of interest to be paid on the Ford Credit Floating Rate Notes for each Interest Period will be determined by the Reference Agent. So long as the Ford Credit Floating Rate Notes are listed on the Luxembourg Stock Exchange and the Singapore Stock Exchange, the Floating Rate Interest Payment Date, the Floating Interest Rate and amount of interest to be paid on the Ford Credit Floating Rate Notes for each Interest Period will be communicated to each of the Exchanges by the Reference Agent no later than the first day of the relevant Interest Period and published in accordance with "Notices" below. All calculations made by the Reference Agent shall in the absence of manifest error be conclusive for all purposes and binding on Ford Credit and the holders of the Ford Credit Floating Rate Notes. So long as the Three Month LIBOR Rate is required to be determined with respect to the Ford Credit Floating Rate Notes, there will at all times be a Reference Agent. In the event that any then acting Reference Agent shall be unable or unwilling to act, or that such Reference Agent shall fail duly to establish the Three Month LIBOR Rate for any Interest Period, or that Ford Credit proposes to remove such Reference Agent, Ford Credit shall appoint itself or another person which is a bank, trust company, investment banking firm or other financial institution to act as the Reference Agent.

THE FORD NOTES

     The Ford Notes will initially be limited to $ -- ,000,000,000 aggregate principal amount, will be unsecured obligations of Ford and will mature on June -- , 20 -- . The Ford Notes will bear interest from June -- , 1999 at the rate per annum set forth on the cover page of this Prospectus Supplement. Interest will be payable on June -- and December -- of each year, commencing December -- , 1999, to the person in whose names the Ford Notes are registered at the close of business on the preceding -- and -- , respectively, subject to certain exceptions. Interest on the Ford Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     The Ford Notes are not subject to redemption prior to maturity unless certain events occur involving United States taxation. If any of these special tax events do occur, the Ford Notes will be redeemed at a redemption price of 100% of their principal amount plus accrued and unpaid interest to the date of redemption. See "Description of Notes -- Redemption."

     Ford may, without the consent of the holders of the Ford Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Ford Notes. Any additional notes will, together with the Ford Notes, constitute a single series of Ford Notes under the Indenture. No additional notes may be issued if an Event of Default has occurred with respect to the Ford Notes.

BOOK-ENTRY, DELIVERY AND FORM

     Each series of Notes will be issued in the form of one or more fully registered Global Notes (the "Global Notes") which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depository") and registered in the name of Cede & Co., the Depository's nominee. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depository. Investors may elect to hold interests in the Global Notes through either the Depository (in the United States) or Cedelbank ("Cedel") or Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear") (in Europe) if they are participants of such systems, or indirectly through organizations which are participants in such systems. Cedel and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Cedel's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of the Depository. Citibank, N.A. will act as depositary for Cedel and The Chase Manhattan Bank, will act as depositary for Euroclear (in such capacities, the "U.S. Depositaries"). Beneficial interests in the Global Notes will be held in denominations of $1,000 and integral multiples thereof. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

     Cedel advises that it is incorporated under the laws of Luxembourg as a professional depositary. Cedel holds securities for its participating organizations ("Cedel Participants") and facilitates the clearance and settlement of securities transactions between Cedel Participants through electronic book-entry changes in accounts of Cedel Participants, thereby eliminating the need for physical movement of certificates. Cedel provides to Cedel Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Cedel interfaces with domestic markets in several countries. As a professional depositary, Cedel is subject to regulation by the Luxembourg Monetary Institute. Cedel Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Cedel is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Cedel Participant either directly or indirectly.

     Distributions with respect to each series of Notes held beneficially through Cedel will be credited to cash accounts of Cedel Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Cedel.

     Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York (the "Euroclear Operator"), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

     The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

     Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

     Distributions with respect to each series of Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear. In the event definitive Notes are issued, Ford Credit and/or Ford, as the case may be, will appoint a paying agent and transfer agent in Luxembourg and Singapore.

GLOBAL CLEARANCE AND SETTLEMENT PROCEDURES

     Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC Participants will occur in the ordinary way in accordance with Depository rules and will be settled in immediately available funds using the Depository's Same-Day Funds Settlement System. Secondary market trading between Cedel Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Cedel and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

     Cross-market transfers between persons holding directly or indirectly through the Depository on the one hand, and directly or indirectly through Cedel or Euroclear Participants, on the other, will be effected in the Depository in accordance with the Depository rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in the Depository, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depository. Cedel Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

     Because of time-zone differences, credits of Notes received in Cedel or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the Depository settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Euroclear or Cedel Participants on such business day. Cash received in Cedel or Euroclear as a result of sales of Notes by or through a Cedel Participant or a Euroclear Participant to a DTC Participant will be received with value on the Depository settlement date but will be available in the relevant Cedel or Euroclear cash account only as of the business day following settlement in the Depository.

     Although the Depository, Cedel and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of the Depository, Cedel and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

PAYMENT OF ADDITIONAL AMOUNTS

     Ford Credit, in respect of the Ford Credit Notes, and Ford, in respect of the Ford Notes, will, subject to the exceptions and limitations described below, pay as additional interest on each series of Notes, any additional amounts that are necessary in order that the net payment by Ford Credit or Ford, as the case may be, or their respective paying agents of the principal of and interest on the Notes to a holder who is a non-United States person (as defined below), after deduction for any present or future tax, assessment or governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided in the Notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

          (1) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

             (a) being or having been present or engaged in trade or business in the United States or having or having had a permanent establishment in the United States;

             (b) having a current or former relationship with the United States, including a relationship as a citizen or resident thereof;

             (c) being or having been a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a corporation that has accumulated earnings to avoid United States federal income tax; or

             (d) being or having been a "10-percent shareholder" of Ford Credit or Ford, as the case may be, as defined in section 871(h)(3) of the United States Internal Revenue Code or any successor provision;

          (2) to any holder that is not the sole beneficial owner of the Note, or a portion thereof, or that is a fiduciary or partnership, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or member of the partnership would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

          (3) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of such Note, if compliance is required by statute, by regulation of the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

          (4) to a tax, assessment or governmental charge that is imposed otherwise than by withholding by Ford Credit or Ford, as the case may be, or a paying agent from the payment;

          (5) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

          (6) to an estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or a similar tax, assessment or governmental charge;

          (7) to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any Note, if such payment can be made without such withholding by any other paying agent; or

          (8) in the case of any combination of items (1), (2), (3), (4), (5),
     (6) and (7).

The Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable thereto. Except as specifically provided under this heading "Payment of Additional Amounts" and under the heading "Description of Notes -- Redemption", Ford Credit or Ford, as the case may be, shall not be required to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

     As used under this heading "Payment of Additional Amounts" and under the headings "Description of Notes -- Redemption", "Certain United States Tax Documentation Requirements" and "United States Taxation of Non-United States Persons" the term "United States" means the United States of America (including the States and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction, "United States person" means any individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any estate or trust the income of which is subject to United States federal income taxation regardless of its source and "non-United States person" means a person who is not a United States person.

REDEMPTION

     If (a) as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein), or any change in, or amendments to, official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of this Prospectus Supplement, Ford Credit or Ford, as the case may be, becomes or will become obligated to pay additional amounts with respect to the Notes it has issued as described herein under the heading "Payment of Additional Amounts" or (b) any act is taken by a taxing authority of the United States on or after the date of this Prospectus Supplement, whether or not such act is taken with respect to the issuer or any affiliate, that results in a substantial probability that the issuer will or may be required to pay such additional amounts, then the issuer may, at its option, redeem, as a whole, but not in part, such series of Notes on not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued thereon to the date fixed for redemption; provided that the issuer determines, in its business judgment, that the obligation to pay such additional amounts cannot be avoided by the use of reasonable measures available to it, not including substitution of the obligor under the Notes. No redemption pursuant to (b) above may be made unless the issuer shall have received an opinion of independent counsel to the effect that an act taken by a taxing authority of the United States results in a substantial probability that it will or may be required to pay the additional amounts described herein under the heading "Payment of Additional Amounts" and the issuer shall have delivered to the appropriate Trustee a certificate, signed by a duly authorized officer, stating that based on such opinion the issuer is entitled to redeem the Notes pursuant to their terms.

NOTICES

     Notices to holders of the Notes will be published in Authorized Newspapers in The City of New York, in London, and, so long as such Notes are listed on the Luxembourg Stock Exchange, in Luxembourg and on the Singapore Stock Exchange, in Singapore. It is expected that publication will be made in The City of New York in The Wall Street Journal, in London in the Financial Times, in Luxembourg in the Luxemburger Wort and in Singapore in the Business Times. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication.

APPLICABLE LAW AND SERVICE OF PROCESS

     The Notes and the Indentures will be governed by and construed in accordance with the laws of the State of New York. Ford Credit and Ford each have designated CT Corporation System in New York City as their authorized agent to receive service of process in the State of New York.

              CERTAIN UNITED STATES TAX DOCUMENTATION REQUIREMENTS

     A beneficial owner of a Note will generally be subject to the 30% United States federal withholding tax that generally applies to payments of interest on a registered form debt obligation issued by a United States person, unless one of the following steps is taken to obtain an exemption from or reduction of the tax:

     Exemption for Non-United States persons (IRS Form W-8). A beneficial owner of a Note that is a non-United States person (other than certain persons that are related to Ford Credit or Ford, as the case may be, through stock ownership as described in clauses (x)(a) and (b) of Paragraph (i) under "United States Taxation of Non-United States Persons -- Income and Withholding Tax") can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8 (Certificate of Foreign Status). Copies of IRS Form W-8 may be obtained from the Luxembourg listing agent.

     Exemption for Non-United States persons with effectively connected income (IRS Form 4224). A beneficial owner of a Note that is a non-United States person, including a non-United States corporation or bank with a United States branch, that conducts a trade or business in the United States with which interest income on a Note is effectively connected, can obtain an exemption from the withholding tax by providing a properly completed IRS Form 4224 (Exemption from Withholding of Tax on Income Effectively Connected with the Conduct of a Trade or Business in the United States).

     Exemption or reduced rate for Non-United States persons entitled to the benefits of a treaty (IRS Form 1001). A beneficial owner of a Note that is a non-United States person entitled to the benefits of an income tax treaty to which the United States is a party can obtain an exemption from or reduction of the withholding tax (depending on the terms of the treaty) by providing a properly completed IRS Form 1001 (Ownership, Exemption or Reduced Rate Certificate).

     Exemption for United States Persons (IRS Form W-9). A beneficial owner of a Note that is a United States person can obtain a complete exemption from the withholding tax by providing a properly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

     United States federal income tax reporting procedure. A beneficial owner of a Note, or, in the case of IRS Forms 1001 and 4224, its agent, is required to submit the appropriate IRS Form under applicable procedures to the person through which the owner directly holds the Note. For example, if the beneficial owner is listed directly on the books of Euroclear or Cedel as the holder of the Note, the IRS Form must be provided to Euroclear or Cedel, as the case may be. Each other person through which a Note is held must submit, on behalf of the beneficial owner, the IRS Form (or in certain cases a copy thereof) under applicable procedures to the person through which it holds the Note, until the IRS Form is received by the United States person who would otherwise be required to withhold United States federal income tax from interest on the Note. For example, in the case of Notes held through Euroclear or Cedel, the IRS Form (or a copy thereof) must be received by the U.S. Depositary of such clearing agency. Applicable procedures include additional certification requirements, described in clause (x)(c)(B) of Paragraph (i) under "United States Taxation of Non-United States Persons -- Income and Withholding Tax", if a beneficial owner of the Note provides an IRS Form W-8 to a securities clearing organization, bank or other financial institution that holds the Note on its behalf.

     Regulations recently issued by the IRS, which will be effective for payments made after December 31, 2000, make certain modifications to the certification procedures applicable to non-United States persons. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

     Each holder of a Note should be aware that if it does not properly provide the required IRS form, or if the IRS form (or, if permissible, a copy of such form) is not properly transmitted to and received by the United States person otherwise required to withhold United States federal income tax, interest on the Note may be subject to United States withholding tax at a 30% rate and the holder (including the beneficial owner) will not be entitled to any additional amounts from Ford Credit or Ford, as the case may be, described under the heading "Description of Notes -- Payment of Additional Amounts" with respect to such tax. Such tax, however, may in certain circumstances be allowed as a refund or as a credit against such holder's United States federal income tax. The foregoing does not deal with all aspects of federal income tax withholding that may be relevant to foreign holders of the Notes. Investors are advised to consult their own tax advisors for specific advice concerning the ownership and disposition of Notes.

              UNITED STATES TAXATION OF NON-UNITED STATES PERSONS

INCOME AND WITHHOLDING TAX

     In the opinion of Sullivan & Cromwell, special tax counsel to Ford Credit and Ford, and Shearman & Sterling, counsel for the Underwriters, under United States federal tax law as of the date of this Prospectus Supplement, and subject to the discussion of backup withholding below:

          (i) payments of principal and interest on a Note that is beneficially owned by a non-United States person will not be subject to United States federal withholding tax; provided, that in the case of interest, (x) (a) the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Ford Credit or Ford, as the case may be, entitled to vote, (b) the beneficial owner is not a controlled foreign corporation that is related to Ford Credit or Ford, as the case may be, through stock ownership, and (c) either (A) the beneficial owner of the Note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that it is not a United States person and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof; (y) the beneficial owner is entitled to the benefits of an income tax treaty under which the interest is exempt from United States federal withholding tax and the beneficial owner of the Note or such owner's agent provides an IRS Form 1001 claiming the exemption; or (z) the beneficial owner conducts a trade or business in the United States to which the interest is effectively connected and the beneficial owner of the Note or such owner's agent provides an IRS Form 4224; provided that in each such case, the relevant certification or IRS Form is delivered pursuant to applicable procedures and is properly transmitted to the person otherwise required to withhold United States federal income tax, and none of the persons receiving the relevant certification or IRS Form has actual knowledge that the certification or any statement on the IRS Form is false;

          (ii) a non-United States person will not be subject to United States federal income or withholding tax on any gain realized on the sale, exchange or redemption of a Note unless the gain is effectively connected with the beneficial owner's trade or business in the United States or, in the case of an individual, the holder is present in the United States for 183 days or more in the taxable year in which the sale, exchange or redemption occurs and certain other conditions are met; and

          (iii) a Note owned by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of such individual's death if the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Ford Credit or Ford, as the case may be, entitled to vote and the income on the Note would not have been effectively connected with a U.S. trade or business of the individual.

     Interest on a Note that is effectively connected with the conduct of a trade or business in the United States by a holder of a Note who is a non-United States person, although exempt from United States withholding tax, may be subject to United States income tax as if such interest was earned by a United States person.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, information reporting requirements will apply to payments of principal and interest made on a Note and the proceeds of the sale of a Note within the United States to non-corporate holders of the Notes, and "backup withholding" at a rate of 31% will apply to such payments if the holder fails to provide an accurate taxpayer identification number in the manner required or to report all interest and dividends required to be shown on its federal income tax returns.

     Information reporting on IRS Form 1099 and backup withholding will not apply to payments made by Ford Credit or Ford, as the case may be, or a paying agent to a non-United States person on a Note if, in the case of interest, the IRS Form described in clause (y) or (z) in Paragraph (i) under "Income and Withholding Tax" has been provided under applicable procedures, or, in the case of interest or principal, the certification described in clause (x)(c) in Paragraph (i) under "Income and Withholding Tax" and a certification that the beneficial owner satisfies certain other conditions have been supplied under applicable procedures, provided that the payor does not have actual knowledge that the certifications are incorrect.

     Payments of the proceeds from the sale of a Note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting may apply to such payments. Payments of the proceeds from the sale of a Note to or through the United States office of a broker are subject to information reporting and backup withholding unless the holder or beneficial owner certifies that it is a non-United States person and that it satisfies certain other conditions or otherwise establishes an exemption from information reporting and backup withholding.

     Regulations recently issued by the IRS, which will be effective for payments made after December 31, 2000, make certain modifications to the certification procedures applicable to non-United States persons. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

     Backup withholding is not a separate tax, but is allowed as a refund or credit against the holder's United States federal income tax, provided the necessary information is furnished to the Internal Revenue Service.

     Interest on a Note that is beneficially owned by a non-United States person will be reported annually on IRS Form 1042S, which must be filed with the Internal Revenue Service and furnished to such beneficial owner.
                         ------------------------------

                       INFORMATION CONCERNING FORD CREDIT

     Ford Credit was incorporated in Delaware in 1959 and is an indirect wholly-owned subsidiary of Ford. References to Ford Credit in this Offering Circular include Ford Credit and its subsidiaries.

     Ford Credit lends money to Ford's dealers throughout the world to finance their wholesale inventories and permit them to make capital improvements. Ford Credit also purchases retail installment sale contracts and retail leases from these dealers. Ford Credit offers comparable services to dealers in vehicles other than those made by Ford, if they are associated with Ford dealers. Ford Credit also lends to vehicle leasing companies, most of which are associated with Ford dealers. Most Ford dealers are privately owned and financed.

     In addition, subsidiaries of Ford Credit provide these financing services in the United States, Europe, Canada, Australia, India and Indonesia to non-Ford dealerships. A substantial majority of all new vehicles financed by Ford Credit are manufactured by Ford and its affiliates. Ford Credit also provides retail financing for used vehicles built by Ford and other manufacturers. In addition to vehicle financing, Ford Credit makes loans to affiliates of Ford and finances certain receivables of Ford and its subsidiaries.

     Ford Credit's insurance operations are conducted by The American Road Insurance Company and its subsidiaries in the United States and Canada. These operations consist of extended service plan contracts for new and used vehicles manufactured by affiliated and nonaffiliated companies, primarily originating from Ford dealers, physical damage insurance covering vehicles and equipment financed at wholesale by Ford Credit, and the reinsurance of credit life and credit disability insurance for retail purchasers of vehicles and equipment.

     The mailing address of Ford Credit's executive offices is The American Road, Dearborn, Michigan 48121, United States of America. The telephone number of such offices is (313) 322-3000.

            FORD MOTOR CREDIT COMPANY AND CONSOLIDATED SUBSIDIARIES

                            SELECTED FINANCIAL DATA
                          (DOLLAR AMOUNTS IN MILLIONS)

                                  THREE MONTHS ENDED
                                    OR AT MARCH 31             YEARS ENDED OR AT DECEMBER 31
                               ------------------------    --------------------------------------
                                  1999          1998          1998          1997          1996
                                  ----          ----          ----          ----          ----
                                     (UNAUDITED)

INCOME STATEMENT DATA
  Total revenue............    $  4,919.8    $  4,558.5    $ 19,302.5    $ 17,345.1    $ 16,705.5
  Interest expense.........       1,761.5       1,610.5       6,910.4       6,268.2       6,259.7
  Provision for credit
     losses................         325.1         321.5       1,179.5       1,338.2         993.3
  Income before income
     taxes.................         498.9         489.2       1,812.2       1,806.0       2,240.2
  Net income...............         299.8         277.8       1,084.2       1,030.8       1,440.6
  Cash dividends...........            --            --        (500.2)       (595.5)       (949.0)
Memo:
  Net credit losses
     amount................    $    250.1    $    268.0    $  1,039.4    $  1,007.1    $    830.0
  As percentage of average
     net finance
     receivables
     outstanding*
     (annualized)..........          0.77%         0.93%         0.86%         0.89%         0.78%
BALANCE SHEET DATA
  Net investment, operating
     leases................    $ 35,004.7    $ 35,299.1    $ 34,566.5    $ 34,746.0    $ 30,645.2
                               ==========    ==========    ==========    ==========    ==========
  Finance receivables,
     net...................    $ 96,814.7    $ 82,335.8    $ 95,941.6    $ 81,312.6    $ 80,848.0
                               ==========    ==========    ==========    ==========    ==========
  Capital
     Short-term debt.......    $ 53,362.4    $ 48,798.9    $ 53,633.2    $ 46,207.8    $ 43,017.0
     Long-term debt
       (including current
       portion)............      64,584.7      55,481.4      61,334.1      54,517.2      55,007.3
     Stockholder's
       equity..............      10,896.5       9,876.4      10,644.7       9,584.5       9,203.7
                               ----------    ----------    ----------    ----------    ----------
       Total capital.......    $128,843.6    $114,156.7    $125,612.0    $110,309.5    $107,228.0
                               ==========    ==========    ==========    ==========    ==========

---------------
* Includes net investment in operating leases.

FIRST QUARTER 1999 RESULTS OF OPERATIONS

     Ford Credit's consolidated net income in the first quarter of 1999 was $300 million, up $22 million or 8% from 1998. Compared with 1998, the increase in earnings primarily reflects higher financing volumes, improved credit loss performance and lower effective tax rates, offset partially by lower net financing margins.

     Credit losses as a percent of average net finance receivables including net investment in operating leases decreased to 0.77% in 1999 compared with 0.93% in 1998 reflecting an improvement in portfolio quality.

     The effective income tax rate was 37.3% for the first quarter of 1999 compared with 39.4% for the first quarter of 1998. The decrease in the effective tax rate resulted from reduced tax on foreign income.

     The deterioration in net financing margins primarily reflects higher depreciation on operating leases. Higher depreciation resulted from higher residual losses on off-lease vehicles.

     Total net finance receivables and net investment in operating leases at March 31, 1999 were $131.8 billion, up $14.2 billion or 12% from a year earlier. The increase primarily reflects Ford-sponsored special financing programs that are available exclusively through Ford Credit.

     During the first quarter of 1999, Ford Credit financed 45% of all new cars and trucks sold by Ford dealers in the U.S. compared with 38% in the same period of 1998. In Europe during the first quarter of 1999, Ford Credit financed 30% of all new vehicles sold by Ford dealers compared with 26% in 1998. In the first quarter of 1999, Ford Credit provided retail financing for 0.7 and 0.2 million new and used vehicles in the United States and Europe, respectively. In the first quarter of 1999, Ford Credit provided wholesale financing for 83% of Ford factory sales in the U.S. and 95% of Ford factory sales in Europe compared with 80% for the United States and 95% for Europe in the same period of 1998.

1998 RESULTS OF OPERATIONS

     Ford Credit's consolidated net income in 1998 was $1,084 million, up $53 million or 5% from 1997. Compared with 1997, the increase in full-year earnings primarily reflects improved credit loss performance, higher gains on receivable sales, a lower effective tax rate and higher financing volumes, offset partially by lower net financing margins and higher operating costs.

     Credit losses as a percent of average net finance receivables including net investment in operating leases decreased to 0.86% in 1998 compared with 0.89% in 1997 reflecting an improvement in portfolio quality.

     The effective income tax rate was 37.6% for the year ended December 31, 1998 compared with 40.3% for the year ended December 31, 1997. The decrease in the effective tax rate resulted from reduced tax on foreign income.

     The deterioration in net financing margins reflect higher depreciation on operating leases. Higher depreciation resulted from higher residual losses on off-lease vehicles and higher residual reserves.

     Total net finance receivables and net investment in operating leases at December 31, 1998 were $130.5 billion, up $14.4 billion or 12% from a year earlier. The increase primarily reflects Ford-sponsored special financing programs that are available exclusively through Ford Credit.

     During 1998, Ford Credit financed 42% of all new cars and trucks sold by Ford dealers in the U.S. compared with 38% in 1997. In Europe during 1998, Ford Credit financed 33% of all new vehicles sold by Ford dealers compared with 29% in 1997. In 1998, Ford Credit provided retail financing for 2.8 and 0.8 million new and used vehicles in the United States and Europe respectively. In 1998, Ford Credit provided wholesale financing for 83% of Ford factory sales in the U.S. and 95% of Ford factory sales in Europe compared with 80% for the U.S. and 95% for Europe in 1997.

     In the fourth quarter of 1998, Ford Credit's consolidated net income was $234 million, up $16 million or 7% from 1997 earnings of $218 million. The increase primarily reflects improved credit loss performance, lower effective tax rates, and higher financing volumes, offset partially by lower net financing margins and higher operating costs.

LIQUIDITY AND CAPITAL RESOURCES

     Ford Credit relies heavily on its ability to raise substantial amounts of funds. These funds are obtained primarily by sales of commercial paper, the issuance of term debt and, in the case of FCE Bank plc, certificates of deposit. Funds also are provided by retained earnings and sales of receivables. The level of funds can be affected by certain transactions with Ford, such as capital contributions, interest supplements and other support costs from Ford for vehicles financed and leased by Ford Credit under Ford-sponsored special financing and leasing programs, and dividend payments, and the timing of payments for the financing of dealers' wholesale inventories and for income taxes. Ford Credit's ability to obtain funds is affected by its debt ratings, which are closely related to the outlook for, and financial condition of, Ford, and the nature and availability of support facilities. For additional information regarding liquidity and capital resources, see Item
1 -- Business -- "Business of Ford Credit -- Borrowings and Other Sources of Funds" in Ford Credit's Annual Report on Form 10-K for the year ended December 31, 1998 (the "Ford Credit 1998 10-K Report") and see Ford Credit's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (the "Ford Credit First Quarter 10-Q Report") and Ford Credit's Current Report on Form 8-K dated February 2, 1999 (the "Ford Credit February 1999 8-K Report"). For additional information regarding Ford Credit's association with Ford, see Item
1 -- Business -- "Certain Transactions with Ford and Affiliates" in the Ford Credit 1998 10-K Report.

NEW ACCOUNTING STANDARDS

     In the first quarter of 1999, Ford Credit adopted Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". This SOP requires entities to capitalize certain internal-use software costs once certain criteria are met. Ford Credit's practice has been to expense the costs of obtaining or developing internal-use software as incurred. Adoption of this standard did not have a material effect on first quarter earnings.

     Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities", was issued by the Financial Accounting Standards Board in June 1998. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires recognition of all derivatives as either assets or liabilities on the balance sheet and measurement of those instruments at fair value. If certain conditions are met, a derivative may be designated specifically as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment referred to as a fair value hedge, (b) a hedge of the exposure to variability in cash flows of a forecasted transaction (a cash flow hedge), or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a forecasted transaction. Ford Credit anticipates having types (a) and (b) of these hedges, and will comply with the requirements of SFAS 133 when adopted beginning January 1, 2001. Ford Credit has not yet determined the effect of adopting SFAS 133.

                          INFORMATION CONCERNING FORD

     Ford was incorporated in Delaware in 1919 and acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce automobiles designed and engineered by Henry Ford. Ford is the world's largest producer of trucks and the second-largest producer of cars and trucks combined.

     Ford's two principal business segments are Automotive and Financial Services. The activities of the Automotive segment consist of the design, manufacture and sale of cars and trucks and automotive components and systems. Substantially all of the cars and trucks Ford produces are sold through retail dealerships, most of which are privately owned and financed.

     The activities of Ford's Financial Services segment are conducted primarily through its subsidiaries: Ford Credit and The Hertz Corporation. Hertz and its subsidiaries rent cars and trucks and industrial and construction equipment. Both Ford Credit and Hertz also have insurance operations related to their businesses.

                 SELECTED FINANCIAL DATA AND OTHER DATA OF FORD

     The following table sets forth selected financial data and other data concerning Ford:

                                  THREE MONTHS ENDED
                                    OR AT MARCH 31                    YEARS ENDED OR AT DECEMBER 31
                                  -------------------   ---------------------------------------------------------
                                    1999       1998       1998        1997        1996        1995        1994
                                    ----       ----       ----        ----        ----        ----        ----
                                      (UNAUDITED)         (IN MILLIONS EXCEPT PER SHARE AND UNIT SALES AMOUNTS)
CONSOLIDATED STATEMENT OF INCOME
  INFORMATION
Automotive
  Sales.........................  $ 31,933   $ 29,076   $119,083    $122,935    $118,023    $110,496    $107,137
  Operating income..............     2,387      1,806      6,685       6,946       2,516       3,281       5,826
  Net income....................     1,651      1,235      4,752       4,714       1,655       2,056       3,913
Financial Services Revenues.....     5,952      7,508     25,333      30,692      28,968      26,641      21,302
  Income before gain on spin-off
    of The Associates and income
    taxes.......................        --        858      2,483          --          --          --          --
  Gain on spin-off of The
    Associates..................               15,955     15,955          --          --          --          --
  Income before income taxes....       547     16,813     18,438       3,857       4,222       3,539       2,792
  Net income....................       328     16,411     17,319       2,206       2,791       2,083       1,395
Total Ford
  Net income....................     1,979     17,646     22,071       6,920       4,446       4,139       5,308
Amounts Per Share of Common
  Stock and Class B Stock After
  Preferred Stock Dividends*
  Basic earnings per share......      1.64      14.48      18.17        5.75        3.73        3.58        4.97
  Diluted earnings per share....      1.60      14.23      17.76        5.62        3.64        3.33        4.44
  Cash dividends................      0.46       0.42       1.72       1.645        1.47        1.23        0.91
CONSOLIDATED BALANCE SHEET
  INFORMATION
Automotive
  Total assets..................    94,440     85,504     88,744      85,079      79,658      72,772      68,639
  Debt payable within one
    year........................     1,501        801      1,121       1,129       1,661       1,832         155
  Long-term debt -- noncurrent
    portion.....................     9,976      7,377      8,713       7,047       6,495       5,475       7,103
Financial Services
  Total assets..................   152,071    137,734    148,801     194,018     183,209     170,511     150,983
  Debt..........................   124,887    113,375    122,324     160,071     150,205     141,317     123,713
Total Ford
  Total assets..................   246,511    223,238    237,545     279,097     262,867     243,283     219,622
  Debt..........................   136,364    121,553    132,158     168,247     158,361     148,624     130,971
  Stockholders' equity..........    24,747     21,497     23,409      30,734      26,762      24,547      21,659
  Cash dividends................       562        520      5,348       2,020       1,800       1,559       1,205
OTHER DATA
Total Ford
  Capital expenditures..........     1,482      2,199      8,617       8,717       8,651       8,997       8,546
  Depreciation and amortization
    of special tools............     3,475      3,435     14,329      13,583      12,791      11,719       9,336
  Worldwide vehicle unit sales
    of cars and trucks (in
    thousands)..................     1,774      1,727      6,823       6,947       6,653       6,606       6,853

---------------

* Share data have been restated to reflect the 2-for-1 stock split that became effective June 6, 1994.

                            FINANCIAL REVIEW OF FORD

FIRST QUARTER 1999 OVERVIEW

     Ford's worldwide net income was $1,979 million in the first quarter of 1999, or $1.60 per diluted share of Common and Class B Stock. Excluding a $165 million gain from the sale of Ford's interest in AutoEuropa to Volkswagen AG, Ford's operating income would have been $1,814 million, or $1.46 per diluted share of Common and Class B Stock. This compares with first quarter 1998 operating income of $1,514 million, or $1.22 per diluted share, excluding all income and a one-time gain related to Associates First Capital Corporation ("The Associates"), and a one-time earnings per share reduction of $0.07 per share resulting from the premium paid to repurchase Ford's Series B Cumulative Preferred Stock.

     Ford's worldwide sales and revenues were $37.9 billion in the first quarter of 1999, up $1.3 billion from a year ago. Vehicle unit sales of cars and trucks were 1,774,000, up 47,000 units. Stockholders' equity was $24.7 billion at March 31, 1999, up $1.3 billion from December 31, 1998.

FIRST QUARTER 1999 RESULTS OF OPERATIONS

     Results of Ford's operations by major business sector are shown below (in millions). Ford's Automotive sector, which includes Automotive operations and Visteon Automotive Systems, earned $1,651 million in the first quarter of 1999. This compares with earnings of $1,235 million in the first quarter of 1998. Ford's Financial Services sector had earnings of $328 million in first quarter 1999. This compares with $279 million in the first quarter of 1998, excluding all income and a one-time gain related to The Associates detailed below.

                                                                        FIRST QUARTER
                                                                      NET INCOME/(LOSS)
                                                                -----------------------------
                                                                                       1999
                                                                                      O/(U)
                                                                 1999      1998        1998
                                                                 ----      ----       -----
Automotive Sector...........................................    $1,651    $ 1,235    $    416
Financial Services Sector...................................       328        279          49
                                                                ------    -------    --------
Total Operations............................................    $1,979    $ 1,514    $    465
Gain on Spin-Off of The Associates..........................        --     15,955     (15,955)
The Associates (net of Minority Interest)...................        --        177        (177)
                                                                ------    -------    --------
Total Ford..................................................    $1,979    $17,646    $(15,667)
                                                                ======    =======    ========

Automotive Sector

     Worldwide earnings for Ford's Automotive sector were $1,651 million in the first quarter of 1999 on sales of $31.9 billion. Excluding a $165 million gain from the sale of Ford's interest in AutoEuropa to Volkswagen AG, Ford's first quarter 1999 earnings would have been $1,486 million, compared with earnings of $1,235 million in the first quarter of 1998 on sales of $29.1 billion. The increase in operating earnings reflects higher sales volumes in the U.S., offset partially by lower sales volumes in Europe and South America. Adjusted for constant volume and mix, total costs in the Automotive sector declined $100 million compared with the first quarter of 1998.

     Details of Automotive sector earnings are shown below (in millions).

                                                                      FIRST QUARTER
                                                                    NET INCOME/(LOSS)
                                                                -------------------------
                                                                                    1999
                                                                                    O/(U)
                                                                 1999      1998     1998
                                                                 ----      ----     -----
North American Automotive...................................    $1,588    $1,010    $ 578
Automotive Outside North America
-- Europe...................................................       165       230      (65)
-- South America............................................      (165)      (45)    (120)
-- Other....................................................        63        40       23
                                                                ------    ------    -----
Total Automotive Outside North America......................        63       225     (162)
                                                                ------    ------    -----
Total Automotive Sector.....................................    $1,651    $1,235    $ 416
                                                                ======    ======    =====

     Automotive sector earnings in North America were $1,588 million in the first quarter of 1999 on sales of $24.4 billion, compared with $1,010 million a year ago on sales of $20.7 billion. The increase reflects primarily higher sales volume and lower costs, offset partially by higher marketing costs and lower net interest income. The after-tax return on sales for Ford's North American Automotive sector was 6.6% in the first quarter of 1999.

     In the first quarter of 1999, 4 million new cars and trucks were sold in the United States, up from 3.6 million units a year ago. Ford's share of those unit sales was 24.4% in the first quarter of 1999, unchanged from a year ago.

     Ford's Automotive sector earnings in Europe were $165 million in the first quarter of 1999, down $65 million from a year ago. The deterioration is explained by lower sales volumes, reflecting primarily a lower market share, and higher fixed marketing costs, offset partially by the gain from the sale of Ford's interest in AutoEuropa.

     In the first quarter of 1999, 4.4 million new cars and trucks were sold in Europe, up from 4.3 million units a year ago. Ford's share of those unit sales was 9.8% in the first quarter of 1999, down 1.6 percentage points from a year ago. Ford's market share declined because of intense competitive conditions in Europe.

     Ford's Automotive sector in South America lost $165 million in the first quarter of 1999, compared with a loss of $45 million a year ago. The decline was the result of lower volume and revenue, resulting from the devaluation of the Real in Brazil and weak economic conditions throughout the region, offset partially by lower costs. Ford is looking at all of its options to address the business equation in South America.

     In the first quarter of 1999, 276,000 new cars and trucks were sold in Brazil, compared with 384,000 a year ago. Ford's share of those unit sales was 9% in the first quarter of 1999, down 4.7 percentage points from a year ago. The decline in market share reflects production and transportation interruptions caused by labor disruptions, which have been resolved, and an increasingly competitive market.

     Ford's Visteon operations earned $208 million on revenues of $4,772 million in the first quarter of 1999, compared with earnings of $189 million on revenues of $4,378 million in the first quarter of 1998. This earnings improvement reflects primarily favorable volume and mix and material cost reductions, offset partially by lower revenue from negotiated price reductions. Visteon's after-tax return on sales in the first quarter of 1999 was 4.3%, unchanged from a year ago.

Financial Services Sector

     Earnings of Ford's Financial Services sector consist primarily of two segments, Ford Credit and Hertz. Details of Financial Services sector earnings are shown below (in millions).

                                                                       FIRST QUARTER
                                                                     NET INCOME/(LOSS)
                                                                ---------------------------
                                                                                     1999
                                                                                    O/(U)
                                                                1999     1998        1998
                                                                ----     ----       -----
Ford Credit.................................................    $300    $   278    $     22
Hertz.......................................................      49         35          14
Minority Interests, Eliminations, and Other (excluding The
  Associates)...............................................     (21)       (34)         13
                                                                ----    -------    --------
     Financial Services (excluding The Associates)..........     328        279          49
Gain on Spin-Off of The Associates..........................      --     15,955     (15,955)
The Associates (net of Minority Interest)...................      --        177*       (177)
                                                                ----    -------    --------
       Total Financial Services Sector......................    $328    $16,411    $(16,083)
                                                                ====    =======    ========
Memo: Ford's share of earnings in Hertz.....................      40         29          11

---------------
* Through March 12, 1998

     For a discussion of Ford Credit's operations in first quarter 1999, see "Ford Motor Credit Company and Consolidated Subsidiaries -- First Quarter 1999 Results of Operations."

     Earnings at Hertz in the first quarter of 1999 were $49 million (of which $40 million was Ford's share), compared with earnings of $35 million (of which $29 million was Ford's share) a year ago. The increase in earnings reflects primarily higher revenues and improved profit margins in worldwide car rental operations.

LIQUIDITY AND CAPITAL RESOURCES

Automotive Sector

     At March 31, 1999, Ford's Automotive sector had $23.5 billion of cash and marketable securities, down $349 million from December 31, 1998. The decline was more than explained by the acquisition of Volvo Cars, offset partially by operating cash flows and a global debt issuance of $1.5 billion.

     Automotive capital expenditures, including the effect of adopting the accounting change for the capitalization of computer software (Statement of Position 98-1) discussed below, totaled $1.3 billion in the first quarter of 1999, down from $2.1 billion in the first quarter of 1998, which was unusually high. Ford's target for capital expenditures for 1999 remains at $8.5 billion.

     At March 31, 1999, Ford's Automotive sector had total debt of $11.5 billion, compared with $9.8 billion at December 31, 1998. This amount was 31.7% of Ford's total capitalization (that is, the sum of stockholders' equity and Automotive debt) at the end of the first quarter of 1999, compared with 30% of total capitalization at December 31, 1998.

Financial Services Sector

     At March 31, 1999, Ford's Financial Services sector had cash and marketable securities totaling $1.7 billion, up $592 million from December 31, 1998.

     Net receivables and lease investments were $134 billion at March 31, 1999, up $1.4 billion from December 31, 1998.

     Total debt was $124.9 billion at March 31, 1999, up $2.6 billion from December 31, 1998.

     Outstanding commercial paper at March 31, 1999 totaled $46.8 billion at Ford Credit, and $2.1 billion at Hertz, with an average remaining maturity of 27 days and 35 days, respectively.

1998 OVERVIEW

     Ford's worldwide net income was $22,071 million in 1998, or $17.76 per diluted share of Common and Class B Stock. This compares with the $6,920 million, or $5.62 per diluted share, Ford earned in 1997. Ford's 1998 net income includes earnings of $177 million from Associates First Capital Corporation ("The Associates") through March 12, 1998 and a one-time, non-cash gain of $15,955 million that resulted from Ford's spin-off of The Associates. Excluding these amounts related to The Associates, Ford's net income would have been $5,939 million, or $4.72 per diluted share of Common and Class B Stock, compared with 1997 net income (excluding The Associates earnings) of $6,088 million, or $4.94 per diluted share.

     Ford's 1998 net income also includes the following other one-time charges totaling $631 million, which it incurred in the fourth quarter:

     - $472 million for employee early retirement and separation programs,

     - $86 million for writing off Ford's net exposure in Kia Motors Company, and

     - $73 million relating to the transfer of Ford's Batavia, Ohio transmission plant to a new joint venture company formed by Ford and ZF
       Friedrichshafen AG to manufacture continuously variable transmissions.

In addition, Ford's earnings per share in 1998 were reduced by $0.07 for the premium paid to repurchase Ford's Series B preferred stock

     Ford's worldwide revenues were $144.4 billion in 1998, down $9.2 billion from 1997. Ford sold 6,823,000 cars and trucks in 1998, down 124,000 units from 1997. Ford's stockholders' equity was $23.4 billion at December 31, 1998, down $7.3 billion compared with December 31, 1997. This reduction primarily was a result of The Associates spin-off.

1998 RESULTS OF OPERATIONS

     Details of Ford's full-year Automotive sector earnings for 1998, 1997 and 1996 are shown below (in millions):

                                                                        FULL-YEAR
                                                                    NET INCOME/(LOSS)
                                                                --------------------------
                                                                 1998      1997      1996
                                                                 ----      ----      ----
North American Automotive...................................    $4,612    $4,434    $2,255
Automotive Outside North America
  -- Europe.................................................       193       273      (291)
  -- South America..........................................      (226)       40      (642)
  -- Rest of World..........................................       173       (33)      333
                                                                ------    ------    ------
  Total Automotive Outside North America....................       140       280      (600)
                                                                ------    ------    ------
  Total Automotive Sector...................................    $4,752    $4,714    $1,655
                                                                ======    ======    ======

     Details of Ford's full-year Financial Services sector earnings for 1998, 1997 and 1996 are shown below (in millions):

                                                                   FULL-YEAR NET INCOME/(LOSS)
                                                                ---------------------------------
                                                                 1998          1997         1996
                                                                 ----          ----         ----
Ford Credit.................................................    $ 1,084       $1,031       $1,441
Hertz.......................................................        277          202          159
USL Capital.................................................         --           --          191
One-Time Actions
  -- Gain on Sale of Common Stock of The Associates and
     Hertz..................................................         --          269          650
  -- Sale of USL Capital Assets.............................         --           --           95
  -- Budget Rent a Car Write-down...........................         --           --         (233)
Minority Interests, Eliminations, and Other.................       (174)        (128)        (257)
                                                                -------       ------       ------
       Financial Services (excluding The Associates)........      1,187        1,374        2,046
The Associates..............................................        220*       1,032          857
The Associates Minority Interest............................        (43)        (200)        (112)
Gain on the Spin-off of The Associates......................     15,955           --           --
                                                                -------       ------       ------
          Total Financial Services Sector...................    $17,319       $2,206       $2,791
                                                                =======       ======       ======
MEMO: FORD'S SHARE OF EARNINGS IN
  The Associates............................................    $   177*      $  832       $  745
  Hertz.....................................................        224          168          159

---------------
* Through March 12, 1998

Automotive Sector

     Worldwide earnings for Ford's Automotive sector were $4,752 million in 1998 on sales of $119.1 billion, compared with $4,714 million in 1997 on sales of $122.9 billion. Excluding one-time charges, Ford's Automotive sector earnings were $5,377 million in 1998 compared with $4,883 million in 1997. The 1997 one-time charge was for restructuring actions in the second quarter. The increase in operating earnings reflects primarily continued cost reductions and improved vehicle mix, offset partially by lower volume and higher marketing costs. Adjusted for constant volume and mix, Ford's total costs in the Automotive sector declined $2.2 billion compared with 1997.

     Ford's Automotive sector earnings in North America were $4,612 million in 1998 on sales of $87 billion, compared with $4,434 million in 1997 on sales of $89 billion. Excluding one-time charges, earnings were $4,975 million, up $416 million compared with a year ago. The increase reflects primarily continued cost reductions and improved vehicle mix, offset partially by lower volumes and higher marketing costs. The after-tax return on sales for Ford's North American Automotive sector was 5.3% in 1998. Excluding one-time charges, after-tax return on sales was 5.8%, up 6/10 of a percentage point from 1997.

     In 1998, 16 million new cars and trucks were sold in the United States, up from 15.5 million units in 1997. Ford's share of those unit sales was 24.6% in 1998, down 4/10 of a percentage point, more than explained by the discontinuation of low margin vehicle lines.

     Ford's Automotive sector earnings in Europe were $193 million in 1998, $80 million worse than a year ago. The deterioration reflected higher restructuring costs, lower export sales and costs associated with the Focus car line launch, offset partially by cost reductions.

     In 1998, 16.1 million new cars and trucks were sold in Europe, up from 15 million units in 1997. Ford's share of those unit sales was 10.3% in 1998, down
1.1 percentage points from a year ago. In the fourth quarter of 1998, Ford's market share in Europe was 9.4%, down 1.7 percentage points. Ford's market share declined because of intense competitive conditions in Europe and limited availability of Ford's new Focus car line during its launch.

     Ford's Automotive sector in South America lost $226 million in 1998, compared with a profit of $40 million in 1997. The decline was the result of lower volume and revenue resulting from weak economic conditions and charges Ford incurred for employee reductions, offset partially by lower costs. Ford reduced production in Brazil and Argentina in the fourth quarter because of anticipated weaker demand in those markets in 1999.

     In 1998, 1.6 million new cars and trucks were sold in Brazil, compared with
1.9 million in 1997. Ford's share of those unit sales was 13.1% in 1998, down
1.2 percentage points from a year ago. In the fourth quarter of 1998, Ford's market share in Brazil declined to 11.8%, down 5 percentage points. These declines in market share reflect new product entries from other manufacturers and an increasingly competitive market.

     Ford's Visteon operations, included in its Automotive sector, earned $712 million on revenues of $17,762 million in 1998, compared with $518 million on revenues of $17,220 million in 1997. This earnings improvement reflects primarily cost reductions and increased revenue. Visteon's after-tax return on sales in 1998 was 4.0%, up one percentage point compared with the prior year.

Financial Services Sector

     Earnings of Ford's Financial Services sector consist primarily of two segments, Ford Credit and Hertz. In 1998 Ford spun-off The Associates to its shareholders, resulting in a $15,955 million gain to Ford.

     For a discussion of Ford Credit's 1998 financial results, see "Ford Motor Credit Company and Consolidated Subsidiaries -- Selected Financial Data -- 1998 Results of Operations."

     Earnings at Hertz in 1998 were $277 million (of which $224 million was Ford's share). In 1997, Hertz had earnings of $202 million (of which $168 million was Ford's share). The increase in earnings reflects primarily higher revenues and improved profit margins in worldwide car rental operations.

RECENT DEVELOPMENTS

Volvo

     On March 31, 1999, Ford purchased AB Volvo's worldwide passenger car business ("Volvo Car") for approximately $6.45 billion. The acquisition price consisted of a cash payment of approximately $2 billion on March 31, 1999, a deferred payment obligation to AB Volvo of approximately $1.6 billion due March 31, 2001, and Volvo Car automotive-related net indebtedness of approximately $2.9 billion.

     In addition to the cash payment to AB Volvo, on March 31, 1999 approximately $1 billion was paid to reduce Volvo Car's automotive indebtedness and for acquisition-related costs. Most of the remaining automotive indebtedness of Volvo Car was repaid on April 12, 1999. The purchase price payment and debt repayments were funded from Ford's cash reserves.

     The acquisition will be accounted for as a purchase. The assets purchased, liabilities assumed and the results of operations of Volvo Car will be included in Ford's financial statements on a consolidated basis beginning in the second quarter of 1999.

Kwik-Fit

     On April 12, 1999, Ford announced that it had reached an agreement with the board of Kwik-Fit Holdings plc ("Kwik-Fit") for a cash tender offer for all the outstanding capital stock of

Kwik-Fit. Kwik-Fit is Europe's largest independent car maintenance and repair company, with over 1,900 service points in the United Kingdom, Ireland and continental Europe.

     Ford's offer price is L5.60 (approximately the equivalent of $9.05) per share, or an aggregate of L1,008 million (approximately the equivalent of $1.6 billion).

     On June 8, 1999, Ford announced that all of the conditions to its acquisition of Kwik-Fit, including regulatory approval and receipt of the necessary level of shareholder support, have been satisfied. The offer is now unconditional in all respects.

     Shareholders representing more than 90% of Kwit-Fit's shares have accepted Ford's offer, so that Ford now has the right under English company law to purchase the remaining shares on a compulsory basis.

APCO

     On June 10, 1999, Ford announced that it had reached a definitive agreement with Automobile Protection Corporation ("APCO") to purchase, through a tender offer, all of the outstanding shares of APCO common stock for $13.00 per share. The total purchase price will be about $180 million.

     APCO's core business is the marketing and administration of the EasyCare(R) Certified Pre-Owned Vehicle Merchandising Program and EasyCare(R) Vehicle Service Contracts, sold primarily through car and truck dealerships. APCO also administers warranty and service contract products under private labels.

     The transaction is subject to regulatory approval and the valid tender of a majority of the outstanding shares of APCO common stock. The directors of APCO are unanimously recommending that all APCO shareholders accept Ford's offer.

NEW ACCOUNTING STANDARDS AND CHANGES

New Standards

     In the first quarter of 1999, Ford adopted Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". This SOP requires entities to capitalize certain internal-use software costs once certain criteria are met. Ford's practice has been to expense the costs of obtaining or developing internal-use software as incurred. Adoption of this standard did not have a material effect on first quarter earnings.

     Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities", was issued by the Financial Accounting Standards Board in June 1998. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires recognition of all derivatives as either assets or liabilities on the balance sheet and measurement of those instruments at fair value. If certain conditions are met, a derivative may be designated specifically as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment referred to as a fair value hedge, (b) a hedge of the exposure to variability in cash flows of a forecasted transaction (a cash flow hedge), or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a forecasted transaction. Ford anticipates having each of these types of hedges, and will comply with the requirements of SFAS 133 when it is adopted. Ford expects to adopt SFAS 133 beginning January 1, 2001. Ford has not yet determined the effect of adopting SFAS 133.

Accounting Changes

     Beginning in 1999, Ford changed from an accelerated method to the units-of-production method for special tooling amortization. This change is being made to recognize that special tooling retains its value more uniformly over time and more closely aligns tooling amortization with vehicle production volumes, providing a better matching of costs and revenues.

     Also beginning in 1999, Ford modified Ford's plant and equipment retirement policy to reflect gains and losses in income in the year of retirement. Previously, the cost of retired assets, net of salvage proceeds, was charged to accumulated depreciation. The change in accounting principle for plant and equipment retirement is being made to better reflect the results of asset disposal/sale decisions.

     Adoption of these changes did not have a material effect on Ford's financial statements.

                     INDUSTRY DATA AND MARKET SHARE OF FORD

     The following table shows the U.S. industry retail deliveries of cars and trucks for the periods indicated:

                                                             U.S. INDUSTRY RETAIL DELIVERIES
                                                                   (MILLIONS OF UNITS)
                                             ----------------------------------------------------------------
                                              THREE MONTHS
                                                 ENDED
                                               MARCH 31*                   YEARS ENDED DECEMBER 31
                                             --------------      --------------------------------------------
                                             1999      1998      1998      1997      1996      1995      1994
                                             ----      ----      ----      ----      ----      ----      ----
Cars...................................       8.5       7.9       8.2       8.3       8.6       8.6       9.0
Trucks.................................       8.5       7.4       7.8       7.2       6.9       6.5       6.4

---------------
* Seasonally adjusted rates.

     The following table shows Ford's U.S. car and truck market shares for the periods indicated:

                                                          FORD U.S. CAR AND TRUCK MARKET SHARES
                                             ----------------------------------------------------------------
                                              THREE MONTHS
                                                 ENDED
                                                MARCH 31                   YEARS ENDED DECEMBER 31
                                             --------------      --------------------------------------------
                                             1999      1998      1998      1997      1996      1995      1994
                                             ----      ----      ----      ----      ----      ----      ----
Cars...................................      18.3%     20.1%     19.2%     19.7%     20.6%     20.9%     21.7%
Trucks.................................      30.4      29.2      30.2      31.1      31.1      31.9      30.1

     For additional information regarding Ford, see the Ford Credit 1998 10-K Report, the Ford Credit First Quarter 10-Q Report, Ford's Annual Report on Form 10-K for the year ended December 31, 1998 (the "Ford 1998 10-K Report") and Ford's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (the "Ford First Quarter 10-Q Report").

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of "earnings" to "fixed charges" for Ford Credit and Ford were as follows for each of the periods indicated:

                                                                           YEARS ENDED DECEMBER 31
                                               THREE MONTHS ENDED    ------------------------------------
                                                 MARCH 31, 1999      1998    1997    1996    1995    1994
                                               ------------------    ----    ----    ----    ----    ----
Ford Motor Credit Company....................         1.3            1.3     1.3     1.3     1.3     1.5
Ford Motor Company...........................         2.3            3.8*    2.0     1.6     1.6     2.0

---------------
* Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of The Associates. Excluding this gain, the ratio is 2.0.

     For purposes of the Ford Credit ratio:

        "earnings" mean the sum of:

         - Ford Credit's pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries, and

         -  Ford Credit's fixed charges.

        "fixed charges" mean the sum of:

         -  interest Ford Credit pays on borrowed funds,

         - the amount Ford Credit amortizes for debt discount, premiums and issuance expenses and

         - one-third of all rental expenses of Ford Credit (the portion deemed representative of the interest factor.

     For purposes of the Ford ratio:

        "earnings" mean the sum of:

         -  Ford's pre-tax income,

         - the pre-tax income of Ford's majority-owned subsidiaries, whether or not consolidated,

         - Ford's proportionate share of the income of any fifty-percent-owned companies,

         - any income Ford received from less-than-fifty-percent-owned companies, and

         -  Ford's fixed charges.

        "fixed charges" mean the sum of:

         -  the interest Ford pays on borrowed funds,

         - the preferred stock dividend requirements of Ford's consolidated subsidiaries and trusts,

         - the amount Ford amortizes for debt discount, premium, and issuance expense, and

         - one-third of all rental expenses of Ford (the proportion deemed representative of the interest factor).

                                  UNDERWRITING

     Ford Credit and Ford are selling their respective series of Notes to the Underwriters named below under separate Underwriting Agreements and Pricing Agreements each dated June -- , 1999. The Underwriters, and the amount of Notes each of them has agreed to purchase from Ford Credit and Ford, are as follows:

                                                             PRINCIPAL AMOUNT OF
                   UNDERWRITERS                         FORD CREDIT FIXED RATE NOTES
                   ------------                         ----------------------------
Bear, Stearns & Co. Inc............................            $
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated..........................
Salomon Smith Barney Inc...........................
 ...................................................
 ...................................................
 ...................................................
 ...................................................
 ...................................................
 ...................................................
                                                               --------------
          Total....................................            $
                                                               ==============

                                                             PRINCIPAL AMOUNT OF
                   UNDERWRITERS                        FORD CREDIT FLOATING RATE NOTES
                   ------------                        -------------------------------
Bear, Stearns & Co. Inc............................            $
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated..........................
Salomon Smith Barney Inc...........................
 ...................................................
 ...................................................
 ...................................................
 ...................................................
                                                               --------------
          Total....................................            $
                                                               ==============

                                                             PRINCIPAL AMOUNT OF
                   UNDERWRITERS                                  FORD NOTES
                   ------------                              -------------------
Bear, Stearns & Co. Inc............................            $
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated..........................
Salomon Smith Barney Inc...........................
 ...................................................
 ...................................................
 ...................................................
 ...................................................
 ...................................................
 ...................................................
                                                               --------------
          Total....................................            $
                                                               ==============

     Under the terms and conditions of the Underwriting Agreements and the Pricing Agreements, if the Underwriters take any of the Notes of a series, then they are obligated to take and pay for all of the Notes of that series.

     The Underwriters have advised Ford Credit and Ford that they propose initially to offer all or part of the Notes directly to retail purchasers at the respective initial public offering prices set forth on the cover page of this Prospectus Supplement, and to certain securities dealers at such price less a concession not in excess of -- %, -- % and -- % of the principal amount of the Ford Credit Fixed Rate Notes, the Ford Credit Floating Rate Notes and the Ford Notes, respectively. The Underwriters may allow, and such dealers may reallow, a concession not in excess of -- %, -- % and -- % of the principal amount of the Ford Credit Fixed Rate Notes, the Ford Credit Floating Rate Notes and the Ford Notes, respectively, to certain other dealers. After the Notes are released for sale to the public, the offering price and other selling terms with respect to each series of Notes may from time to time be varied by the Underwriters.

     The Notes are offered for sale in the United States, Europe and Asia.

     Each of the Underwriters has agreed that it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this Prospectus Supplement or the accompanying Prospectuses or any other offering material relating to the Notes, in or from any jurisdiction except under circumstances that will, to the best knowledge and belief of such Underwriter, result in compliance with the applicable laws and regulations thereof and which will not impose any obligations on Ford Credit or Ford, as the case may be, except as set forth in the Underwriting Agreements and the Pricing Agreements.

     Each Underwriter acknowledges that this Prospectus Supplement and the accompanying Prospectuses have not been registered with the Registrar of Companies in Singapore and that the Notes are offered in Singapore pursuant to an exemption invoked under section 106C of the Companies Act, Chapter 50 of Singapore (the "Singapore Companies Act"). Accordingly, each Underwriter has represented and agreed that the Notes may not be offered or sold, nor may this Prospectus Supplement and accompanying Prospectuses or any other offering document or material relating to the Notes be circulated or distributed, directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other body or person specified in section 106C of the Singapore Companies Act, or (2) to a sophisticated investor specified in section 106D of the Singapore Companies Act, or (3) otherwise pursuant to, and in accordance with the conditions of section 106E(2) of the Singapore Companies Act or any other applicable exemption invoked under Division 5A of Part IV of the Singapore Companies Act.

     Each of the Underwriters has agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any of the Notes in or to residents of Japan or to any persons for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan except pursuant to an exemption from the registration requirements of the Securities and Exchange Law available thereunder and in compliance with the other relevant laws of Japan.

     Each Underwriter has represented and agreed that (a) it has not offered or sold, and, prior to the expiration of the period of six months from the closing date for the issue of the Notes, will not offer or sell any Notes to persons in the United Kingdom, except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986, with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom, and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom the document may otherwise lawfully be issued or passed on.

     Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the relevant issue price set forth on the cover page hereof.

     Each series of the Notes is a new issue of securities with no established trading market. Ford Credit and Ford have been advised by the Underwriters that they intend to make a market in each series of the Notes, but they are not obligated to do so and may discontinue such market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for any of the Notes.

     In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of any series of the Notes. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position with respect to such series of Notes. In addition, the Underwriters may bid for, and purchase, Notes in the open market to cover any short position or to stabilize the price of the Notes. Any of these activities may stabilize or maintain the market price of any series of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     All secondary trading in the Notes will settle in immediately available funds. See "Description of Notes -- Global Clearance and Settlement Procedures".

     It is expected that delivery of the Notes will be made against payment therefor on or about June -- , 1999, which is the fifth business day following the date hereof (such settlement cycle being herein referred to as "T+5"). Purchasers of Notes should note that the ability to settle secondary market trades of the Notes effected on the date of pricing and the next succeeding business day may be affected by the T+5 settlement.

     Ford Credit and Ford have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Ford Credit and Ford estimate that they will spend approximately $-- and $940,000, respectively, for printing, registration fees, rating agency and other expenses related to the offering of the Notes.

     In the ordinary course of their respective businesses, the Underwriters and their respective affiliates have engaged, and may in the future engage, in commercial banking, general financing and/or investment banking transactions with Ford Credit and Ford and certain of their affiliates.

                                 LEGAL OPINIONS

     The legality of the Notes offered hereby will be passed on for Ford Credit by H.D. Smith, Esq., Secretary and Corporate Counsel of Ford Credit and for Ford by John M. Rintamaki, Esq., Vice President--General Counsel and Secretary of Ford, or in either case other counsel satisfactory to the Underwriters. The legality of the Notes offered hereby will be passed on for the Underwriters by Shearman & Sterling, 599 Lexington Avenue, New York, New York. Messrs. Smith and Rintamaki are full-time employees of Ford Credit and Ford, respectively, and own, and hold options to purchase, shares of Common stock of Ford. Shearman & Sterling have in the past provided, and may continue to provide, legal services to Ford and its subsidiaries.

                              GENERAL INFORMATION

     Application has been made to list each series of the Notes on the Luxembourg Stock Exchange. In connection with the listing application, the Certificates of Incorporation and the By-Laws of Ford Credit and Ford and a legal notice relating to the issuance of the Notes have been deposited prior to listing with Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg, where copies thereof may be obtained upon request. Copies of the above documents together with this Prospectus Supplement, the accompanying Prospectuses, the Indentures and Ford Credit's and Ford's current Annual and Quarterly Reports, as well as all their future Annual

Reports and Quarterly Reports, so long as any of the Notes are outstanding, will be made available for inspection at the main office of Banque Internationale a Luxembourg S.A. in Luxembourg. Banque Internationale a Luxembourg S.A. will act as intermediary between the Luxembourg Stock Exchange, Ford Credit and Ford and the holders of the Notes. In addition, copies of the Annual Reports and Quarterly Reports of Ford Credit and Ford may be obtained free of charge at such office.

     Application has also been made to list each series of the Notes on the Singapore Stock Exchange. So long as any of the Notes remain outstanding, copies of the Indentures, this Prospectus Supplement, the accompanying Prospectuses, and the Certificates of Incorporation and By-Laws of Ford Credit and Ford will be available for inspection at the offices of The Chase Manhattan Bank, 150 Beach Road, Gateway West, 31st Floor, Singapore 189720. In addition, copies of all documents incorporated in this document by reference and copies of all future annual reports and quarterly reports of Ford Credit and Ford may be obtained, free of charge, at the offices of The Chase Manhattan Bank in Singapore.

     The financial statements which are incorporated in this Prospectus Supplement and accompanying Prospectuses by reference have been audited by PricewaterhouseCoopers LLP ("PwC") or its predecessor, Coopers & Lybrand L.L.P. ("Coopers"), 400 Renaissance Center, Detroit, Michigan 48243, independent certified public accountants, to the extent indicated in their reports therein, and have been so incorporated in reliance upon the report of those firms, given on their authority as experts in accounting and auditing.

     Each of PwC and Coopers has given and not withdrawn their written consent to the issue of this Prospectus Supplement and the accompanying Prospectuses incorporating by reference their reports dated January 20, 1999 in the Ford Credit February 1999 8-K Report on Ford Credit's audited financial statements for the financial year ended December 31, 1998 and the report dated January 21, 1999 in Ford's Current Report on Form 8-K dated February 2, 1999 on Ford's audited financial statements for the financial year ended December 31, 1998.

     This Prospectus Supplement and accompanying Prospectuses, together with the documents incorporated in them by reference, will be available free of charge at the office of Banque Internationale a Luxembourg S.A., 69 route d'Esch L-1470, Luxembourg.

     Other than as disclosed or contemplated herein or in the documents incorporated herein by reference, there has been no material adverse change in the financial position of Ford Credit or Ford since March 31, 1999.

     Neither Ford Credit nor any of its subsidiaries is involved in litigation, arbitration, or administrative proceedings relating to claims or amounts that are material in the context of the issue of the Notes and Ford Credit is not aware of any such litigation, arbitration, or administrative proceedings pending or threatened.

     Various legal, arbitration or administrative proceedings are pending or may be instituted in the future against Ford and its subsidiaries, some of which could result in Ford being required to make substantial expenditures. For a discussion of various legal and other proceedings affecting Ford, see the discussions of legal proceedings in the Ford 1998 10-K Report and the Ford First Quarter 10-Q Report. Except as otherwise disclosed or contemplated in these reports, neither Ford nor any of its subsidiaries is involved in litigation, arbitration, or administrative proceedings relating to claims or amounts that are material in the context of the issue of the Notes and Ford is not aware of any such litigation, arbitration, or administrative proceedings pending or threatened.

     Ford Credit and Ford accept responsibility for the information contained in this Prospectus Supplement and accompanying Prospectuses.

     Resolutions relating to the issue and sale of the Notes were adopted by the Board of Directors of Ford Credit on April 19, 1999 and by the Board of Directors of Ford on March 12, 1998 and April 8, 1999.

     The Notes have been assigned Euroclear and Cedel Common Code Numbers, International Security Identification Numbers (ISIN) -- and CUSIP Numbers as follows:

                                FORD CREDIT     FORD CREDIT
                                FIXED RATE     FLOATING RATE    FORD
                                   NOTES           NOTES        NOTES
                                -----------    -------------    -----
Euroclear and Cedel
  Common Code:                       --              --           --
ISIN:                                --              --           --
CUSIP:                               --              --           --

                                  (FORD LOGO)

                               FORD MOTOR COMPANY

                                 $3,000,000,000

                                DEBT SECURITIES

     This Prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may, from time to time, sell the debt securities described in this Prospectus in one or more offerings up to a total dollar amount of $3,000,000,000.

     This Prospectus provides you with a general description of the debt securities we may offer. Each time we sell debt securities, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus.

     You should read both this Prospectus and any Prospectus Supplement together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION.

     Our principal executive offices are located at:

       Ford Motor Company
       The American Road
       Dearborn, Michigan 48121
       313-322-3000

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this Prospectus is November 24, 1998.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Where You Can Find More Information.........................    2
Ford Motor Company..........................................    2
Ratio of Earnings to Fixed Charges..........................    3
Use of Proceeds.............................................    3
Description of Debt Securities..............................    3
Plan of Distribution........................................    8
Legal Opinions..............................................    8
Experts.....................................................    9

                           -------------------------

  YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. NO ONE HAS BEEN AUTHORIZED TO PROVIDE YOU WITH DIFFERENT INFORMATION.

     THE DEBT SECURITIES ARE NOT BEING OFFERED IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED.

     YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENTS.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings also are available to you at the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents that are considered part of this Prospectus. Information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed.

     - Annual Report on Form 10-K for the year ended December 31, 1997 (our "1997 10-K Report").

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998 (collectively, our "10-Q Reports").

     - Current Reports on Form 8-K dated January 27, 1998, February 2, 1998, March 2, 1998, March 13, 1998, April 7, 1998, April 8, 1998, April 16,
       1998, June 23, 1998, September 11, 1998 and September 24, 1998.

     You may request copies of these filings at no cost, by writing or telephoning us at the following address or by accessing our web site at http://www.ford.com/finaninvest/stockholder:

    Ford Motor Company
    The American Road
    Dearborn, MI 48121
    Attn: Shareholder Relations Department
    800-555-5259 or 313-845-8540

                               FORD MOTOR COMPANY

     We incorporated in Delaware in 1919 and acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce automobiles designed and engineered by Henry Ford. We are the world's largest producer of trucks and the second-largest producer of cars and trucks combined.

     Our two principal business segments are Automotive and Financial Services. The activities of the Automotive segment consist of the design, manufacture and sale of cars and trucks and automotive components and systems. Substantially all of the cars and trucks we produce are sold through retail dealerships, most of which are privately owned and financed.

     The activities of our Financial Services segment are conducted primarily through our subsidiaries: Ford Motor Credit Company and The Hertz Corporation. Ford Credit and its subsidiaries lease and finance the purchase of cars and trucks made by Ford and other companies. They also provide inventory and capital financing to retail car and truck dealerships. Hertz and its subsidiaries rent cars and trucks and industrial and construction equipment. Both Ford Credit and Hertz also have insurance operations related to their businesses.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of our "earnings" to our "fixed charges" for the first nine months of 1998 and each of the years 1993 through 1997 was:

   NINE MONTHS          YEARS ENDED DECEMBER 31
      ENDED         --------------------------------
SEPTEMBER 30, 1998  1997   1996   1995   1994   1993
------------------  ----   ----   ----   ----   ----
       4.4*         2.0    1.6    1.6    2.0    1.5

-------------------------
* Earnings used in calculation of this ratio include $15,955 million gain on the spin-off of our interest in Associates First Capital Corporation. Excluding this gain, the ratio would have been 2.0.

     For purposes of the ratio, "earnings" means the sum of:

        - our pre-tax income,

        - the pre-tax income of our majority-owned subsidiaries, whether or not consolidated,

        - our proportionate share of the income of any fifty-percent-owned companies,

        - any income we received from less-than-fifty-percent-owned companies, and

        - our fixed charges.

     "Fixed charges" means the sum of:

        - the interest we pay on borrowed funds,

        - the preferred stock dividend requirements of our consolidated subsidiaries and trusts,

        - the amount we amortize for debt discount, premium, and issuance expense, and

        - one-third of all our rental expenses (the proportion deemed representative of the interest factor).

                                USE OF PROCEEDS

     We, or our affiliates, will use the net proceeds from the sale of debt securities for general corporate purposes, unless we state otherwise in a Prospectus Supplement. If we intend to use the proceeds to repay outstanding debt, we will provide details about the debt that is being repaid.

                         DESCRIPTION OF DEBT SECURITIES

     We will issue debt securities in one or more series under an Indenture, dated as of February 15, 1992, between us and The Bank of New York, Trustee. The Indenture may be supplemented from time to time.

     The Indenture is a contract between us and The Bank of New York acting as Trustee. The Trustee has two main roles. First, the Trustee can enforce your rights against us if an "Event of Default" described below occurs. Second, the Trustee performs certain administrative duties for us.

     The Indenture is summarized below. Because it is a summary, it does not contain all of the information that may be important to you. We filed the Indenture as an exhibit to the registration statement, and we suggest that you read those parts of the Indenture that are important to you. You especially need to read the Indenture to get a complete understanding of your rights and our obligations under the covenants described below under Limitation on Liens, Limitation on Sales and Leasebacks and Merger and Consolidation. Throughout the summary we have included parenthetical references to the Indenture so that you can easily locate the provisions being discussed.

     The specific terms of each series of debt securities will be described in the particular Prospectus Supplement relating to that series. The Prospectus Supplement may or may not modify the general terms found in this Prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, you should read both this Prospectus and the Prospectus Supplement relating to that particular series.

GENERAL

     The debt securities offered by this Prospectus will be limited to a total amount of $3,000,000,000, or the equivalent amount in any currency. The Indenture, however, does not limit the amount of debt securities that may be issued under it. Therefore, additional debt securities may be issued under the Indenture.

     The Prospectus Supplement which will accompany this Prospectus will describe the particular series of debt securities being offered by including:

        - the designation or title of the series of debt securities;

        - the total principal amount of the series of debt securities;

        - the percentage of the principal amount at which the series of debt securities will be offered;

        - the date or dates on which principal will be payable;

        - the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;

        - the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;

        - the terms for redemption, extension or early repayment, if any;

        - the currencies in which the series of debt securities are issued or payable;

        - the provision for any sinking fund;

        - any additional restrictive covenants;

        - any additional Events of Default;

        - whether the series of debt securities are issuable in physical form;

        - any provisions modifying the defeasance and covenant defeasance provisions;

        - any special tax implications, including provisions for original issue discount; and

        - any other terms.

     The debt securities will be our unsecured obligations. The debt securities will rank equally with our other unsecured and unsubordinated indebtedness (parent company only).

     Unless the Prospectus Supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds.

     The Indenture does not contain any provisions that give you protection in the event we issue a large amount of debt or we are acquired by another entity.

LIMITATION ON LIENS

     The Indenture restricts our ability to pledge some of our assets as security for other debt. Unless we secure the debt securities on an equal basis, the restriction does not permit us to have or guarantee any debt that is secured by (1) any of our principal U.S. plants or (2) the stock or debt of any of our subsidiaries that own or lease one of these plants. This restriction does not apply until the total amount of our secured debt plus the discounted value of the amount of rent we must pay under sale and leaseback transactions involving principal U.S. plants exceeds 5% of our consolidated net tangible automotive assets. This restriction also does not apply to any of the following:

        - liens of a company that exist at the time such company becomes our subsidiary,

        - liens in our favor or in the favor of our subsidiaries,

        - certain liens given to a government,

        - liens on property that exist at the time we acquire the property or liens that we give to secure our paying for the property, and

        - any extension or replacement of any of the above. (Section 10.04)

LIMITATION ON SALES AND LEASEBACKS

     The Indenture prohibits us from selling and leasing back any principal U.S. plant for a term of more than three years. This restriction does not apply if:

        - we could create secured debt in an amount equal to the discounted value of the rent to be paid under the lease without violating the limitation on liens provision discussed above,

        - the lease is with or between any of our subsidiaries, or

        - within 120 days of selling the U.S. plant, we retire our funded debt in an amount equal to the net proceeds from the sale of the plant or the fair market value of the plant, whichever is greater.

MERGER AND CONSOLIDATION

     The Indenture prohibits us from merging or consolidating with any company, or selling all or substantially all of our assets to any company, if after we do so the surviving company would violate the limitation on liens or the limitation on sales and leasebacks discussed above. This does not apply if the surviving company secures the debt securities on an equal basis with the other secured debt of the company. (Sections 8.01 and 8.03)

EVENTS OF DEFAULT AND NOTICE THEREOF

     The Indenture defines an "Event of Default" as being any one of the following events:

        - failure to pay interest for 30 days after becoming due;

        - failure to pay principal or any premium for five business days after becoming due;

        - failure to make a sinking fund payment for five days after becoming due;

        - failure to perform any other covenant applicable to the debt securities for 90 days after notice;

        - certain events of bankruptcy, insolvency or reorganization; and

        - any other Event of Default provided in the Prospectus Supplement.

An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under the Indenture. (Section 5.01.)

     If an Event of Default occurs and continues, the Trustee or the holders of at least 25% of the total principal amount of the series may declare the entire principal amount (or, if they are Original Issue Discount Securities (as defined in the Indenture), the portion of the principal amount as specified in the terms of such series) of all of the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the total principal amount of the debt securities of that series can void the declaration. (Section 5.02.)

     The Indenture provides that within 90 days after default under a series of debt securities, the Trustee will give the holders of that series notice of all uncured defaults known to it. (The term "default" includes the events specified above without regard to any period of grace or requirement of notice.) The Trustee may withhold notice of any default (except a default in the payment of principal, interest or any premium) if it believes that it is in the interest of the holders. (Section 6.01.)

     Annually, we must send to the Trustee a certificate describing any existing defaults under the Indenture. (Section 10.06.)

     Other than its duties in case of a default, the Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable protection from expenses and liability. (Section 6.02.) If they provide this reasonable indemnification, the holders of a majority of the total principal amount of any series of debt securities may direct the Trustee how to act under the Indenture. (Section 5.12.)

DEFEASANCE AND COVENANT DEFEASANCE

     Unless the Prospectus Supplement states otherwise, we will have two options to discharge our obligations under a series of debt securities before their maturity date. These options are known as "defeasance" and "covenant defeasance". Defeasance means that we will be deemed to have paid the entire amount of the applicable series of debt securities and we will be released from all of our obligations relating to that series (except for certain obligations, such as registering transfers of the securities). Covenant defeasance means that as to the applicable series of debt securities we will not have to comply with the covenants described above under Limitation on Liens, Limitation on Sales and Leasebacks and Merger and Consolidation. In addition, if the Prospectus Supplement states that any additional covenants relating to that series of debt securities are subject to the covenant defeasance provision in the Indenture, then we also would not have to comply with those covenants. (Sections 14.01, 14.02 and 14.03.)

     To elect either defeasance or covenant defeasance for any series of debt securities, we must deposit with the Trustee an amount of money and/or U.S. government obligations that will be sufficient to pay principal, interest and any premium or sinking fund payments on the debt securities when those amounts are scheduled to be paid. In addition, we must provide a legal opinion stating that as a result of the defeasance or covenant defeasance you will not be required to recognize income, gain or loss for Federal income tax purposes and you will be subject to Federal income tax on the same amounts, in the same manner and at the same times as if the defeasance or covenant defeasance had not occurred. For defeasance, that opinion must be based on either an Internal Revenue Service ruling or a change in law since the date the debt securities were issued. We must also meet other conditions, such as there being no Events of Default. The amount deposited with the Trustee can be decreased at a later date if in the opinion of a nationally recognized firm of independent public accountants the deposits are greater than the amount then needed to pay principal, interest and any premium or sinking fund payments on the debt securities when those amounts are due. (Sections 14.04 and 14.05.)

     Our obligations relating to the debt securities will be reinstated if the Trustee is unable to pay the debt securities with the deposits held in trust, due to an order of any court or governmental authority. (Section 14.06.) It is possible that a series of debt securities for which we elect covenant defeasance may later be declared immediately due in full because of an Event of Default (not relating to the covenants that were defeased). If that happens, we must pay the debt securities in full at that time, using the deposits held in trust or other money. (Section 14.03.)

MODIFICATION OF THE INDENTURE

     With certain exceptions, our rights and obligations and your rights under a particular series of debt securities may be modified with the consent of the holders of not less than two-thirds of the total principal amount of those debt securities. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, will be effective against you without your consent. (Section 9.02.)

GLOBAL SECURITIES

     Unless otherwise stated in a Prospectus Supplement, the debt securities of a series will be issued in the form of one or more global certificates that will be deposited with The Depository Trust Company, New York, New York ("DTC"), which will act as depositary for the global certificates. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by DTC and its participants. Therefore, if you wish to own debt securities that are represented by one or more global certificates, you can do so only indirectly or "beneficially" through an account with a broker, bank or other financial institution that has an account with DTC (that is, a DTC participant) or through an account directly with DTC if you are a DTC participant.

     While the debt securities are represented by one or more global certificates:

        - You will not be able to have the debt securities registered in your name.

        - You will not be able to receive a physical certificate for the debt securities.

        - Our obligations, as well as the obligations of the Trustee and any of our agents, under the debt securities will run only to DTC as the registered owner of the debt securities. For example, once we make payment to DTC, we will have no further responsibility for the payment even if DTC or your broker, bank or other financial institution fails to pass it on so that you receive it.

        - Your rights under the debt securities relating to payments, transfers, exchanges and other matters will be governed by applicable law and by the contractual arrangements between you and your broker, bank or other financial institution, and/or the contractual arrangements you or your broker, bank or financial institution has with DTC. Neither we nor the Trustee has any responsibility for the actions of DTC or your broker, bank or financial institution.

        - You may not be able to sell your interests in the debt securities to some insurance companies and others who are required by law to own their debt securities in the form of physical certificates.

        - Because the debt securities will trade in DTC's Same-Day Funds Settlement System, when you buy or sell interests in the debt securities, payment for them will have to be made in immediately available funds. This could affect the attractiveness of the debt securities to others.

     A global certificate generally can be transferred only as a whole, unless it is being transferred to certain nominees of the depositary or it is exchanged in whole or in part for debt securities in physical form. (Section 2.05.) If a global certificate is exchanged for debt securities in physical form, they will be in denominations of $1,000 and integral multiples thereof, or another denomination stated in the Prospectus Supplement.

                              PLAN OF DISTRIBUTION

     We may sell the debt securities to or through agents or underwriters or directly to one or more purchasers.

BY AGENTS

     We may use agents to sell the debt securities. The agents will agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

BY UNDERWRITERS

     We may sell the debt securities to underwriters. The underwriters may resell the debt securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Each underwriter will be obligated to purchase all the debt securities allocated to it under the underwriting agreement. The underwriters may change any initial public offering price and any discounts or concessions they give to dealers.

DIRECT SALES

     We may sell debt securities directly to you. In this case, no underwriters or agents would be involved.

GENERAL INFORMATION

     Any underwriters or agents will be identified and their compensation described in a Prospectus Supplement.

     We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments they may be required to make.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

                                 LEGAL OPINIONS

     John M. Rintamaki, Esq., who is our Assistant General Counsel and Secretary, or another of our lawyers, will give us an opinion about the legality of the debt securities. Mr. Rintamaki owns, and such other lawyer likely would own, our Common Stock and options to purchase shares of our Common Stock.

                                    EXPERTS

     The financial statements and schedules included in our 1997 10-K Report have been audited by PricewaterhouseCoopers LLP ("PwC"), independent accountants. They are incorporated by reference in this Prospectus and in the registration statement in reliance upon PwC's report on those financial statements and schedules given on their authority as experts in accounting and auditing.

     None of the interim financial information included in our 10-Q Reports has been audited by PwC. Accordingly, you should restrict your reliance on their reports on such information. PwC's reports on the interim financial information do not constitute "reports" or "parts" of the registration statement prepared or certified by PwC within the meaning of Sections 7 and 11 of the Securities Act of 1933.

            PRINCIPAL OFFICES OF                           PRINCIPAL OFFICES OF
          FORD MOTOR CREDIT COMPANY                         FORD MOTOR COMPANY
              The American Road                              The American Road
          Dearborn, Michigan 48121                       Dearborn, Michigan 48121

                                          TRUSTEES
       FOR FORD MOTOR CREDIT COMPANY:                     FOR FORD MOTOR COMPANY:
          The Chase Manhattan Bank                         The Bank of New York
            450 West 33rd Street                            101 Barclay Street
          New York, New York 10001                       New York, New York 10286

                    LUXEMBOURG STOCK EXCHANGE LISTING AGENT
                    Banque Internationale a Luxembourg S.A.
                                69 route d'Esch
                               L-1470 Luxembourg

                                 LEGAL ADVISERS

     To Ford Motor Credit Company as to                 To Ford Motor Company as to
              United States Law                              United States Law
                 H. D. SMITH                                 JOHN M. RINTAMAKI
       Secretary and Corporate Counsel                   Vice President -- General
          Ford Motor Credit Company                        Counsel and Secretary
              The American Road                             Ford Motor Company
          Dearborn, Michigan 48121                           The American Road
                                                         Dearborn, Michigan 48121

    Special United States Tax Counsel to                    To the Underwriters
          Ford Motor Credit Company                       as to United States Law
           and Ford Motor Company                           SHEARMAN & STERLING
             SULLIVAN & CROMWELL                           599 Lexington Avenue
              125 Broad Street                           New York, New York 10022
          New York, New York 10004

                                  To the Issue
                              as to Singapore Law
                                YOONG & PARTNERS
                             11 Collyer Quay #05-06
                                   The Arcade
                                Singapore 049317

                                  AUDITORS TO
                           FORD MOTOR CREDIT COMPANY
                             AND FORD MOTOR COMPANY
                           PRICEWATERHOUSECOOPERS LLP
                             400 Renaissance Center
                            Detroit, Michigan 48243